SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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スキャデン・アープス外国法事務弁護士事務所
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June 15, 2006

**FEDERAL EXPRESS**



Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.O./

Kenju Watanabe

Enclosure

March 31, 2006

To whom it may concern:

Company name: Unicharm Corporation
Name of representative: Takahisa Takahara,
Representative Director, President and CEO
(Securities Code: 8113; First section of Tokyo Stock Exchange)
Contact: Jun Iwata, Deputy Director of the Accounting Department
(Telephone: +81-3-3449-6162)



# Notice of Acquisition of Sanitary Goods Operations

At the meetings of board of directors held on March 31, 2006, Unicharm Corporation and subsidiary Unicharm Product Co., Ltd. (hereinafter referred to as the "Unicharm Group") resolved to acquire the operations of sanitary products under the brand name of "CENTER-IN," which are owned by Shiseido Company, Ltd. and FT Shiseido Co., Ltd. (hereinafter the "Shiseido Group") as well as Marusan Industry Co., Ltd. These parties concluded a basic agreement on the matter, as described below.

Taking this opportunity, the Unicharm Group and the Shiseido Group will also discuss the possibility of a strategic alliance in which they can use their strengths.

1. Reason for conclusion of the basic agreement

The Unicharm Group concentrates its management resources on unwoven fabric and absorbent products, such as paper diapers for babies, menstrual sanitary goods and adult incontinence products, aiming to secure the top share of the markets for these products in the Asian region including Japan, and the third share globally.

This strategy of the Unicharm Group coincides with the Shiseido Group's strategy for "concentrating resources in core business areas," which has led the two groups to reach a fundamental agreement on the acquisition of the above operations.

With the acquisition of the operations of "CENTER-IN" products from the Shiseido Group and Marusan Industry, the Unicharm Group, as the top sanitary goods manufacturer, will strive to further develop the sanitary products business while improving its profitability.

2. Details of the operations acquisition

(1) Shares and assets to be acquired

a. Unicharm Product will acquire all the shares in Mieux Products, which are owned by FT Shiseido and Marusan Industry, and make Mieux Products into a subsidiary.

(3) Head office: 7-5-5 Ginza, Chuo-ku, Tokyo

(4) Main operations: Production and sales of cosmetics, etc.

(5) Relation with Unicharm: There are no personnel or economic transactions.

FT Shiseido Co., Ltd.

(1) Trade name: FT Shiseido Co., Ltd.

(2) Representative: Tadashi Noguchi

(3) Head office: 7-5-5 Ginza, Chuo-ku, Tokyo

(4) Main operations: Sales of toiletry products

(5) Relation with Unicharm: There are no personnel or economic transactions.



Marusan Industry Co., Ltd.

(1) Trade name: Marusan Industry Co., Ltd.

(2) Representative: Kimitaka Kikuchi

(3) Head office: 831 Matsukaya-hei, Yawatahama, Ehime

(4) Main operations: Production and sales of cotton products

(5) Relation with Unicharm: Unicharm purchases some of its raw materials from Marusan Industry.

5. Schedule

| | |
|---|---|
| March 31, 2006: | Holding of board of directors meetings followed by conclusion of the basic agreement |
| April 30, 2006: | Signing of contracts on shares acquisition and assets acquisition (planned) |
| May 31, 2006: | Completion of shares acquisition and operations acquisition (planned) |

6. Effects of the acquisition on consolidated and non-consolidated operating results

The said operations acquisition is forecast to have little effect on the consolidated and non-consolidated operating results for the fiscal year ending March 2007.

(Reference)

Outline of Unicharm Product Co., Ltd.

(1) Trade name: Unicharm Product Co., Ltd.

(2) Representative: Masakatu Takai

(3) Head office: 130 Kinsei-cho Shimobun, Shikokuchuo, Ehime

(4) Main operations: Production of paper diapers for babies, sanitary products, etc.

(5) Shareholder composition: Unicharm Corporation: 579,700 shares (100%)

b. The Unicharm Group will acquire from the Shiseido Group all the assets related to the sanitary products operations, including: trademarks, patents and other intellectual properties; and machines and equipment.

(2) Sales from the operations to be acquired

Approximately 4.0 billion yen (estimated for the year ended March 2006)

(3) Acquisition value and settlement method

Appropriate value as of the acquisition date. The value and settlement method will be determined through discussions.



3. Details of the acquired subsidiary

(1) Trade name: Mieux Products Co., Ltd.

(2) Representative: Kimitaka Kikuchi

(3) Address: 1349 Tokumori, Ozu, Ehime

(4) Date of establishment: September 9, 1985

(5) Main operations: Production of sanitary products

(6) Fiscal year end: March 31

(7) Number of employees: 162 (including part-timers)

(8) Amount of capital: 80.0 million yen

(9) Outstanding shares: 1,600

(10) Major shareholder composition and ratio of possession: FT Shiseido Co., Ltd.: 1,040 shares (65%); Marusan Industry Co., Ltd.: 560 shares (35%)

(11) Operating results in recent business years

(Unit: million yen)

| | Year ended March 2004 | Year ended March 2005 |
|---|---|---|
| Net sales | 3,987 | 3,376 |
| Gross profit | 274 | 310 |
| Operating income | 202 | 230 |
| Ordinary income | 187 | 223 |
| Net income | 117 | 113 |

4. Companies whose shares will be purchased

Shiseido Company, Ltd.

(1) Trade name: Shiseido Company, Ltd.

(2) Representative: Shinzo Maeda

In the baby and child care business in Japan, Unicharm will strive to expand users of pants-type diapers in both high-quality and reasonably-priced product categories. In addition, the Company will focus on sales of premium products by encouraging babies to shift to pants-type paper diapers at an earlier age. To cope with needs specific to the summertime, Unicharm will introduce ***Moony Man Ase Sukkiri Unisex*** and create a new segment to revitalize the market. In the feminine care business, the Company will propose sales of premium napkins by segment. By improving existing products the Company will increase the usage of tampons and expanding the market by encouraging consumers to use them all the time. The Company will promote the functionality of sanitary shorts. By introducing new products and improving existing products successively in these product segments, as well as the panty-liner segment, Unicharm will strive to enhance the feminine care business. In addition, it will endeavor to further consolidate its position in the napkin market by maximizing the value of the newly added ***CENTER-IN*** brand.

In the healthcare segment, Unicharm will further expand product lines of the already-complete ***Lifree*** brand, in an effort to fine-tune its approach to increasingly diversified customer needs and step up its informative activities related to continence rehabilitation care, based on its proprietary concept of continence care that starts with care for a healthy, elderly incontinent person. For example, the Company will release ***Lifree Sono Shunkan mo Anshin***, a product that opens up the market for soon-to-be-released incontinence care products, and ***Lifree Oshirifuki***, a product that aims to accelerate the growth of the wet tissue market for adults. Through these efforts, Unicharm will endeavor to expand its business operations ahead of the market. In the clean & fresh segment, the Company renewed the package design and newly introduced ***Allergen Care Wave***, a disposable cleaner, to promote trial purchases of consumers and expand sales.

In the pet care business, Unicharm will make every effort to increase sales and earnings by expanding the lineup of pet toiletries, based on its core technologies in unwoven fabric and absorbent materials, and by boosting and aggressively marketing the lineup of high-performance and high value-added products in response to the changing pet food market needs in Japan which are increasingly characterized by such keywords as "senior," "indoor pet-keeping," "smaller pet size" and "overweight."

On the overseas market front, Unicharm will accelerate the expansion of premium products, focusing on night-use napkins, primarily through the ***Sofy*** brand of its feminine care business in major East Asian countries where the Company is developing business. In the baby and child care business, the Company will drive market expansion and brand penetration by proactively marketing its ***Mamy Poko*** brand. At the same time, the Company will accelerate the penetration of pants-type paper diapers in Thailand. In addition, the Company will improve production and supply systems in order to cope with rapidly expanding Asian markets. In the health care segment, it will seek to build a third pillar for its overseas business by actively marketing its ***Lifree*** brand diapers for adults in Taiwan and Thailand.

By combining sales capabilities of Unicharm GHI Ltd. in the Middle East, a company made into subsidiary in the fiscal year under review, and Unicharm's product development and marketing capabilities, the Company will make a full-scale entry into the absorbent product market in the Middle East, which is centered around Saudi Arabia, and North African regions which the Company expects to see market growth in the future, and accelerate the profit increase of the overseas business. In South Korea, Unicharm newly started a joint venture with LG Household and Health Care Ltd. in February 2006. By leveraging strong partnership with LG Household and Health Care Ltd., one of the largest toiletry makers in South Korea, the Company will promote the expansion of business in South Korea, which has one of the largest markets in Asia.

In light of the abovementioned endeavors, Unicharm expects to report record consolidated sales of ¥295 billion (up 9.1% YOY), operating income of ¥30.5 billion (up 6.9% YOY), ordinary income of ¥30.0 billion (up 4.2% YOY) and net income of ¥16.0 billion (up 4.7% YOY). Consequently, net income per share is expected to be ¥244.76, a YOY increase of ¥15.42.

Unicharm plans to pay a full-year dividend of ¥44 per share in the next fiscal year, ¥12 more per share than that distributed in the fiscal year under review. In the meantime, the interim dividend will be increased by ¥6 per share to ¥22 per share.

2) Pet Care Business (Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year | Amount of Increase/ Decrease | Percentage of Increase/ Decrease (%) |
|---|---|---|---|---|
| Net Sales (Note4) | 30,361 | 26,806 | 3,554 | 13.3% |
| Operating Income | 3,409 | 2,614 | 794 | 30.4% |

(Note 4) Net Sales represent those to external customers.

Sales in the pet care segment during the fiscal year under review increased 13.3% YOY to reach ¥30.3 billion, and operating income rose ¥700 million to ¥3.4 billion.

In the pet food segment of the Pet Care Business, which is operated by Unicharm PetCare Corporation, a consolidated subsidiary of the Company, the Company tried to enhance and promote sales of products in various categories and introduce products with new concepts. For example, it added new product segments such as "hairball care" and "for cats over 7 years of age" from the ***Neko Genki Ginno-Spoon*** series, a gourmet cat food that cats can enjoy eating every day, and it also expanded sales of ***Aiken Genki Ginno-Sara***, a gourmet dog food, and released ***Aiken Genki Sozai no Chikara***, a premium dog food that helps to keep dogs healthy and full of vitality.

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of products that cater to the ever increasing needs of indoor pet-keeping. For example, the Company released ***One-Week Disinfectant Super Deo-Sheet with Hood*** to deal with cat excrement and ***Scatterless Deodorant Sand***, and improved the ***Super Deo Sheet***, a product for disposing of dog excrement.

3) Other Businesses (Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year | Amount of Increase/ Decrease | Percentage of Increase/ Decrease (%) |
|---|---|---|---|---|
| Net Sales (Note5) | 11,134 | 11,227 | (93) | (0.8%) |
| Operating Income | 1,148 | 1,370 | (222) | (16.2%) |

(Note 5) Net Sales represent those to external customers.

Sales in other business segments for the fiscal year under review amounted to ¥11.1 billion, down 0.8% YOY, and operating income amounted to ¥1.1 billion.

In the food-wrapping materials business catering to supermarkets and other foods-related outlets, sales of the tray mat ***Fresh Master*** and professional-quality ***Wave,*** both developed by utilizing the Company's technologies in nonwoven fabric and absorbent materials, expanded favorably.

## 2. Outlook for Fiscal 2006

(Millions of Yen)

| | Outlook for Fiscal 2006 | Fiscal Year under Review | Amount of Increase/ Decrease | Percentage of Increase/Decrease (%) |
|---|---|---|---|---|
| Net Sales | 295,000 | 270,380 | 24,619 | 9.1% |
| Operating Income | 30,500 | 28,531 | 1,968 | 6.9% |
| Ordinary Income | 30,000 | 28,781 | 1,218 | 4.2% |
| Net Income | 16,000 | 15,287 | 712 | 4.7% |
| Net Income per Share | 244.76 yen | 229.34 yen | 15.42 yen | 6.7% |

Both corporate business results and consumer spending in Japan have continued well, but the stiffening competition is expected to keep the Company in the middle of an even more trying business environment. In Asia, competition among global brands should also intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Sixth SAPS 48-Month Management Plan, Unicharm will strive to always and precisely identify customer needs, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to enhance its earnings capability by implementing a fundamental reform of its cost structure through reduction of the overall supply chain-related costs and streamlining of business expenses under the circumstances where raw material cost is becoming higher.

***Wave Handy Wiper*** together with the main bodies of ***Febreze House Dust Clear***, and expand sales by jointly developing a "Let's make the entire room comfortable" consumer campaign.

in harmony with ADL (Activities of Daily Living), launched new products suitable for each segment, and offered better incontinence care for care receivers to help them maintain their independence and dignity and alleviate their mental stress. By doing this, the Company has increased sales.

In the severe incontinence care products market, the Company released an improved version of ***Lifree Sitting-Comfort Pads*** to help the bedridden rise from their beds. It also released an improved ***Lifree – All Night Relief Pads*** with extra absorbency to allow all users and their care-givers to sleep soundly throughout the night without the need to worry about leakage. In addition, Unicharm introduced ***Lifree – Nyotori Pad Nashidemo Chojikan Anshin Pants***, suitable for the users such as dementia patients without need for *Nyotori Pads* and ***Lifree Pants Yo Nyotori Pad Chojikan Suwattemo Anshin*** and ***Lifree Pants Yo Nyotori Pad Yoruyo Donna Shiseidemo Hitobanju Anshin*** for users capable of sitting and standing with assistance.

In the light incontinence care market where two-digit growth is being sustained, the Company promoted a shift to exclusive products for incontinence care by taking advantage of popular ***Charm-Nap*** brand. As for ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sawayaka Extra Absorbency***, the Company adopted renewed packages in blue colors to help consumers to better understand "comfort with strong absorbency" that is a characteristic of the products. The Company also released ***Charm-Nap Kyusui Sara Fit Panty Liner***, a product that provides light incontinence care for users, suggesting a new custom of using panty liners.

Elsewhere, Unicharm is trying to enhance the value of ***Lifree*** brand by offering care support services that extend as far as moral support for caregivers through the ***Lifree Iki-Iki Hotline*** service where consumers can consult expert advisors about their troubles and questions related to continence care. Moreover, care-related information is available on the official website (http://www.unicharm.co.jp/), and various integrated services extending from consultation to product purchase are provided through the ***Iki-Iki Life*** business.

Starting in the second quarter, Unicharm made Unicharm Molnlycke K.K., an affiliate of the Company, into a subsidiary and conducted a joint venture with SCA in Sweden for selling ***TENA*** brand paper diapers for adults in Japan. While the Company has already attained the No. 1 share in the market for paper diapers for adults over-the-counter and in hospitals and nursing-care facilities with the ***Lifree*** brand, it has also strived to achieve business synergy of the two companies and enhance sales of both ***Lifree*** and ***TENA*** brands in the Japanese adult-use paper diapers market with potential for long-term growth in the face of the serious issue of an aging population, in order to accelerate the growth of adult-use paper diapers business for hospitals and nursing care facilities with concerted efforts from the entire Unicharm group.

On the overseas front, Unicharm increased shipment of over-the-counter products to accelerate penetration of ***Lifree*** brand in Taiwan and Thailand and achieved high growth. In the meantime, sales of adult-use pants-type paper diapers are expanding steadily, mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, it sought to expand sales by enhancing its lineup of general-use moist towelettes, ***Silcot Wet Tissues***, by adding ***Silcot Wet Tissues Handy Wet***, and ***Silcot Wet Safe Disinfectant Tissues Handy Wet*** the first-ever wet towelettes in the industry that come in slim and bottle-type containers with a one-push-open feature.

The Company also released ***Cookup Shakitto Shokkan Sheet***, a product developed utilizing the technology of nonwoven fabric to preserve freshness of vegetables for use in regular households. By introducing an innovative sheet that allows users to keep vegetables fresh, the Company proposed a new style of food preservation in the household kitchen goods market and stimulated demand.

Concerning ***Wave Handy Wiper*** and ***Allergen Care Wave*** disposable cleaning goods, the Company rolled out a joint campaign with ***Febreze House Dust Clear***, a product from P&G to prevent airborne house dust. P&G has formed a business tie-up with Unicharm on household-use wipers, and it sells ***Swiffer***, a product that is produced by utilizing the technological capabilities that Unicharm developed for ***Wave*** brand, in the U.S. and Europe. In addition, the Company consigns production of a dedicated cleaning liquid for ***Wave Pyu-Pyutto Mop***. Against this background of business tie-ups, Unicharm has striven to promote trial purchases by packaging samples of

***Body Fit Fuwa Pita Slim***. The Company adopted a ***Fuwa Pita absorber***, a swell in the center of feminine napkins that fits female body contours, thus developing a new shape of napkin. In addition, the Company created a premium-type napkin category for daytime use by providing slim-type products that absorb menstrual flow, while providing a pleasant fit, and this is revitalizing the market. In September 2005, the Company introduced ***Sofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo***, and then in March 2006, it released ***Sofy Body Fit Fuwa Pita Slim Tokuni Ohi Hi No Yoru Yo*** (with extra protection). As a result, the ***Sofy Body Fit Fuwa Pita Slim*** series has become a brand for reducing the physical as well as emotional stress and constraints that women suffer, to provide them with more relief and comfort.

In the spring of 2006, Unicharm introduced new products and improved existing products in all categories of sanitary napkins, tampons, sanitary shorts and panty liners in an effort to revitalize the market for napkins and reinforce the feminine care business.

From the growth business area of panty liners, Unicharm made plans to establish a new position in the market by introducing a ***Sofy Panty Liner Zero-Taikan Relax Aroma no Kaori*** in September 2006. In February 2006, the Company released ***Sofy Fuwagokochi***, a new panty liner product with a more comfortable feel than existing products, to increase the usage of panty liners, which remains at about 40%, and encourage market expansion.

The usage of sanitary tampons remains at only about 30% of all hygiene products in Japan, whereas the rate in Europe is over 60%, leaving a large growth potential for the Japanese market. For example, we released ***Charm Nameraka Slim Tampon Trial Pack*** to promote the use of sanitary tampons, as well as distributing leaflets titled ***Tampon Hajimete Book*** over the counter, in an effort to target consumers who feel uneasy about using tampons, and we developed advertising to provide information on how to use sanitary tampons at every life stage and rolled out a campaign where consumers can actually try out some tampons.

In addition to the sales and marketing activities mentioned above, Unicharm also signed a memorandum of understanding with Shiseido Co., Ltd., FT Shiseido Co., Ltd. and Marusan Industry Co., Ltd., in which the Company will receive the business of ***CENTER-IN*** brand, in an effort to accelerate the growth of the feminine care business and establish a foundation for consolidating the Company's dominant position in the hygiene product market in Japan.



Turning to the overseas markets, the new 35-centimeter-long version of night-use products, launched in Asian countries, drove the Company's business performance upwards, and its business in ASEAN countries continued to expand. In Thailand and Indonesia, the Company introduced ***Sofy Double Fresh***. This two-layer panty liner developed a solid position by creating a new segment within the market with its differentiated product capability and boosted sales significantly. In the meantime, Unicharm firmly maintained its No. 1 position in terms of market share in both Taiwan and Thailand, and successfully acquired the top market share throughout mainland China as a result of its efforts to expand the market share by enhancing the competitiveness of new products for night-use and panty liners, as it had done in ASEAN countries. Consequently, net sales in the feminine care business for the fiscal year under review increased ¥3.2 billion to ¥59.4 billion compared with the previous corresponding period.

- **Health Care Business**

Despite the intense competition in this growth market, the Company's health care business in Japan grew faster than the market did. While the rapidly-aging population ensured solid market growth (as shown in the demographic data in the white paper on aging society, compiled by the Japanese Cabinet Office, that the percentage of people over 65 reached 20% in 2005), Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

Given the advancing super-aging population and the implementation of revisions to the three major policies of the elderly care insurance system (protection from need of nursing care, care for elderly household by their grown-up children; and care for dementia patients) there is an expectation for "incontinence care that helps maintain the remaining abilities of the care-receivers and alleviates the mental stress of care-givers" and "incontinence care that takes into account the peculiar characteristics of dementia patients." Based on newly developed concepts to meet the expectation of society, the Company segmented the market into smaller sections

## (2) Summary of Business Result by Segment

### 1) Personal Care Business

(Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year | Amount of Increase/ Decrease | Percentage of Increase/ Decrease (%) |
|---|---|---|---|---|
| Net Sales (Note3) | 228,884 | 208,016 | 20,868 | 10.0% |
| Operating Income | 23,887 | 23,250 | 637 | 2.7% |

(Note 3) Net Sales represent those to external customers.

Net sales from our personal care business for the fiscal year under review amounted to ¥228.8 billion, up 10.0% from those of the previous fiscal year. Operating income increased to ¥23.8 billion by 2.7% or ¥600 million from that of the previous fiscal year.

- **Baby and Child Care Business**

In the domestic market, the downward slide in retail prices in the entire market began to show signs of letting up amid a continuous decline in market demand due to the falling birthrate. In the meantime, materials cost continued to rise, leaving the business facing severe conditions. Despite this adverse environment, the Company as a leading enterprise is endeavoring to revitalize its market and increase its earnings with concentrated measures to drive the market penetration and expansion of its pants-type paper diapers, while releasing new products and improving existing products as well as promoting aggressive market campaigns including advertising.

For instance, the Company rolled out a campaign and created a new value for ***Mamy Poko*** brand paper diapers. With these diapers consumers vote on nine Disney characters and choose their favorite one, with the most popular design being selected as the design for the paper diapers and the packaging. This was the first sales promotion of its kind in the industry.



In addition, the Company released reasonably priced pants in M-size for the ***Mamy Poko Pants*** products and facilitated a business shift to value-added pants-type diapers by proactively promoting sales.

Considering the recent trend of mothers starting to toilet train their children at a later age than in the past, the Company has released ***Trepanman Big Size*** to boost demand and invigorate the market. Unicharm also introduced a line of ***Moony Man Oshirifuki*** (baby wipes) to the ***Moony Man*** brand, designed to wipe off ingrained grime that is common with children up to 3 years of age, as a means of focusing on expansion of the market for *Oshirifuki*.

In its overseas markets, the Company enhanced its business presence in Asia by continuing its proactive sales and marketing activities and seeking to expand and further penetrate the market for its ***Mamy Poko*** brand. In particular, its business in Thailand and Indonesia continues to expand steadily in terms of market share, even after attaining the top market share in each country, thereby serving as a growth driver for its overseas business. The Company also expanded the market share in Malaysia, primarily in the market for premium products. In addition, it released ***Mamy Poko*** brand products with significantly enhanced product strength in China, which has seen a rapidly expanding market, successfully achieving sales that greatly exceed those of the previous corresponding period, mainly in urban areas such as Shanghai and Beijing.

Consequently, net sales in the baby and child care business for the fiscal year under review increased to ¥109.2 billion, up ¥10.8 billion from those of the previous corresponding period.

- **Feminine Care Business**

The overall domestic market for the feminine care segment remained flat as the target population is declining. Nevertheless, as the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market, based on its business philosophy of "creating comfort and freedom for women through science."

In line with the rapidly growing market for comfortable and snug-fitting slim napkins to provide comfort for women during their menstrual periods, the Company aggressively promoted sales of a new slim napkin ***Sofy***

the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated.

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

5) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.



8. Method of treating lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

9. Important method of hedge accounting

1) Method of hedge accounting

Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.

2) Method and subject of hedging

| | |
|---|---|
| Method of hedging | Exchange contracts |
| Subject of hedging | Scheduled foreign currency-denominated transactions |

3) Hedging policy

For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.

4) Method of assessing effectiveness of hedging

Judgment as to the effectiveness of hedging is omitted as it is assumed that the assumed principal of the means of hedge and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

10. Other important matters for preparation of non-consolidated financial statements

Accounting treatment of Consumption Tax, etc.

For accounting purposes, amounts on the non-consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

## Changes in Matters affecting the Preparation of Non-consolidated Financial Statements

### Changes in presentation method

(Non-consolidated Statement of Income)

"Loss on sale of investment securities", which was included in "Others" of "Extraordinary loss" (¥1 million for the previous fiscal year), has been recorded separately from the beginning of the fiscal year under review because the amount exceeded 10% of total extraordinary loss.

(Non-consolidated Statement of Income)

(Millions of Yen)



| 1. Transactions with affiliates | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Product procurement | 100,213 | 99,074 |
| Interest income | 68 | 80 |
| Dividend income | 3,506 | 3,612 |

| 2. Breakdown of main items in selling, general and administrative expenses | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Sales-related transportation expense | 5,052 | 4,837 |
| Sales promotion expense | 16,840 | 16,275 |
| Advertising expense | 5,628 | 6,477 |
| Employees' salaries and bonus | 5,308 | 4,944 |
| Amount newly positioned as provision for employees' bonus | 1,027 | 1,210 |
| Amount newly positioned as provision for severance benefits | 734 | 768 |
| Amount newly positioned as provision for directors' severance bonus | 47 | 45 |
| Depreciation expense | 1,021 | 1,305 |

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Ratio of selling expenses in the selling, general and administrative expenses | 82% | 83% |

| 3. Total amount of research and development expenses | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Research and development expenses included in general and administrative expenses | 3,626 | 3,556 |

| 4. Breakdown of gains on sales of fixed assets | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Buildings and other structures | 2 | 1,110 |
| Land | 13 | 78 |
| Others | 2 | |

| 5. Breakdown of loss on disposal of fixed assets | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Machinery, equipments and vehicle | 42 | 8 |
| Software | 27 | 30 |
| Other | 5 | |

| 6. Breakdown of loss on sales of fixed assets | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Machinery, equipments and vehicle | | 592 |
| Land | 1 | 321 |
| Other | | 3 |

7. Impairment loss

The Unicharm Group reported impairment losses for the following asset groups:

| Location | Asset type | Impairment loss (Millions of Yen) |
|---|---|---|
| Minato-ku, Tokyo | Software | 281 |

This particular software was introduced to streamline business management of the Group, but the Company reviewed its profitability at the end of the fiscal year under review because it had become necessary to revise the original introduction plan.

As a result, future cash flows fell below the book value of investment. Consequently, the Company reduced the book value to the recoverable value, and recorded the reduced amount of ¥281 million as impairment losses in extraordinary losses.

Recoverable value was determined based on the utility value and calculated by applying a discount of 4.3% on future cash flows.

## 13. Marketable Securities

Fiscal Year under Review (as of March 31, 2006)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

| Type | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| Stocks of subsidiaries | 1,146 | 24,769 | 23,622 |

Previous Fiscal Year (as of March 31, 2005)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

| Type | Balance sheet amount | Market value | Difference |
|---|---|---|---|
| Stocks of subsidiaries | 1,146 | 17,398 | 16,251 |



## 14. Per share information

| Fiscal Year under Review (April 1, 2005 – March 31, 2006) | Previous Fiscal Year (April 1, 2004 – March 31, 2005) |
|---|---|
| Net assets per share: ¥1,756.87<br>Net income per share: ¥164.08<br>Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects. | Net assets per share: ¥1,635.50<br>Net income per share: ¥140.57<br>Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects. |

(Note) The calculation bases of net income per share are as follows. (Millions of Yen)

| | Fiscal Year under Review (April 1, 2005 – March 31, 2006) | Previous Fiscal Year (April 1, 2004 – March 31, 2005) |
|---|---|---|
| Net income on the non-consolidated income statement | 10,920 | 9,434 |
| Amount that does not belong to ordinary shareholders | 128 | 90 |
| [Of which, bonuses to directors by profit appropriation] | [128] | [90] |
| Net income related to ordinary shares | 10,792 | 9,344 |
| Number of average shares during the period (thousands of shares) | 65,775 | 66,473 |

(Lease transactions)
No entry here due to detailed disclosure on EDINET



(Tax effect accounting)

(Millions of Yen)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| (Deferred tax assets) | | |
| Current assets | | |
| Accrued business tax | 361 | - |
| Reserve for bonus payment | 501 | 492 |
| Others | 439 | 469 |
| Sub-total | 1,302 | 961 |
| Fixed assets | | |
| Investment securities | 1,034 | 1,030 |
| Provision for severance benefits | 830 | 906 |
| Provision for Directors' severance bonus | 420 | 436 |
| Allowance for bad debts | 178 | 289 |
| Allowance for valuation losses on investments in affiliates | 942 | 666 |
| Impairment loss | 849 | 832 |
| Others | 298 | 262 |
| Sub-total | 4,555 | 4,424 |
| Total deferred tax assets | 5,858 | 5,386 |
| (Deferred tax liabilities) | | |
| Current liabilities | | |
| Accrued business tax | - | 53 |
| Others | 0 | 0 |
| Sub-total | 0 | 53 |
| Long-term liabilities | | |
| Reserve for reduction entry | 34 | 38 |
| Unrealized gains on available-for-sale securities | 4,302 | 2,679 |
| Sub-total | 4,336 | 2,717 |
| Total deferred tax liabilities | 4,336 | 2,771 |
| | | |
| Net deferred tax assets and liabilities | | |
| Deferred tax assets (current) | 1,302 | 907 |
| Deferred tax assets (fixed) | - | 1,707 |
| Deferred tax liabilities (fixed) | 219 | |
| Total | | |
| | | |
| (Deferred tax assets related to revaluation) | | |
| Land | 226 | 212 |

2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Statutory effective tax rate | 40.7% | 40.7 |
| (Adjustment) | | |
| Items like entertainment expenses permanently excluded from expenses | 0.7% | 1.0 |
| Items like dividend income permanently excluded from income | (7.5%) | (10.2%) |
| Per capita levy of residential taxes | 0.2% | 0.3 |
| Special corporate tax deduction such as research expenses | (1.6%) | (2.1%) |
| Foreign tax credit | (0.9%) | (0.9%) |
| Others | (0.2%) | (2.0%) |
| Applicable corporate tax rate after the adoption of the tax effect accounting | 31.4 | 26.8 |

## Notes

(Non-consolidated Balance Sheet)

(Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| 1. Accumulated depreciation on tangible fixed assets | 6,563 | 6,051 |

| 2. Description of equity | | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|---|
| Number of authorized shares | Common shares | 275,926,364 shares | 196,390,411 shares |
| Total number of outstanding shares | Common shares | 68,981,591 shares | 68,981,591 shares |

| 3. Assets and liabilities related to affiliates | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Accounts receivable | 1,218 | 2,354 |
| Other receivable | 1,668 | 2,144 |
| Accounts payable | 10,640 | 10,728 |
| Other payable | 5,127 | 4,983 |

4. Guaranteed obligations

(1) Guaranteed obligations for affiliates' borrowings from financial institutions

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Unicharm PetCare Corporation | - | 1,000 |

(2) Balance of claims for warranty liabilities for latent defects resulting from business transfer

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Unicharm Eduo Co., Ltd. | - | 82 |

5. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences as deferred tax assets related to revaluation in the assets section, and the total amount of such tax equivalents and valuation differences as land revaluation difference in the shareholders' equity section.

Revaluation method

Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998)

Date of revaluation: March 31, 2001

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Difference between the market value of revalued land for business use at year-end and the book value after the revaluation | (458) | (428) |

| 6. Dividend restriction | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Net assets increased by valuing assets in accordance with Article 124, Item 3 of the Commercial Law Enforcement Regulation | 5,944 | 3,614 |

# 3. Operating Result and Financial Condition

## I Operating Result

### 1. Summary of Fiscal Year under Review

**Summary of Overall Business Results** (Millions of yen)

| | Outlook for Fiscal Year under Review (Note 1) | Fiscal Year under Review | Outlook for Amount of Increase/ Decrease | Previous Fiscal Year | Amount of Increase/ Decrease |
|---|---|---|---|---|---|
| Net Sales | 257,000 | 270,380 | 13,380 | 246,050 | 24,329 |
| Operating Income | 28,500 | 28,531 | 31 | 27,284 | 1,246 |
| Ordinary Income | 28,400 | 28,781 | 381 | 27,978 | 802 |
| Net Income | 14,000 | 15,287 | 1,287 | 16,381 | (1,094) |
| Net Income per Share | 227.81yen | 229.34 yen | 1.53 yen | 244.25 yen | (14.91yen) |

(Note 1) Forecast for Fiscal Year under Review represents the one announced with the 3rd quarter financial results.

**Business Results by Region** (Millions of Yen)

| | Net Sales (Note2) | | | Operating Income | | |
|---|---|---|---|---|---|---|
| | Fiscal Year under Review | Previous Fiscal Year | Amount of Increase/ Decrease | Fiscal Year under Review | Previous Fiscal Year | Amount of Increase/ Decrease |
| Japan | 201,651 | 192,002 | 9,648 | 24,692 | 23,681 | 1,011 |
| Asia | 43,201 | 34,638 | 8,563 | 3,128 | 3,085 | 42 |
| Other | 25,527 | 19,409 | 6,118 | 657 | 510 | 146 |

(Note 2) Net Sales represent those to external customers.

### (1) Summary of Overall Business Results for Fiscal Year under Review

Consolidated net sales for the fiscal year under review increased, setting a record high of ¥270.3 billion, up 9.9% from the previous year. In Japan, sales for the baby and child care business increased amid a progressively aging population combined with a falling birth rate, with recovery primarily in sales of paper baby diapers. In the feminine care business, sales decreased because of a decline in the target population. In the meantime, sales from other core businesses of health care and pet care increased steadily. As a result, domestic net sales reached ¥201.6 billion, up ¥9.6 billion YOY. In Asia, sales in the baby and child care business and feminine care business developed significantly in the main countries where the Company develops business, such as China, Thailand, Indonesia and Malaysia, with sales increasing ¥8.5 billion to ¥43.2 billion. In South Korea, the Company started a joint venture in February 2006 with LG Household and Health Care Ltd. (Head office: Seoul, South Korea; President: Suk Cha), a listed subsidiary of LG group, the second largest South Korean corporate group, and the two companies will make concerted efforts as strengthened partners to promote business expansion in South Korean market.

In Europe, the Company increased sales of adult-use incontinence care products and paper baby diapers. In addition, our results were boosted by sales of Unicharm Gulf Hygienic Industries (GHI) Ltd. in the Middle East, a company we acquired on December 22, 2005. As a result, net sales by our foreign subsidiaries and affiliates increased ¥14.6 billion, YOY, to ¥68.7 billion, now accounting for as much as 25.4% of our total consolidated net sales.

The Company made corporate efforts towards recovery in quarterly profit for the fiscal year under review, with performance hitting bottom during the fourth quarter of the previous year. Although there was a decrease in profit due to the influence of a rise in the price of materials and an increase in sales promotion expenses to enhance competitiveness, there was also a profit increase as sales expanded and the Company strongly promoted cost cutting measures. As a result, operating income amounted to ¥28.5 billion (up 4.6% YOY) and ordinary income reached ¥28.7 billion (up 2.9% YOY), while net income was ¥15.2 billion (down 6.7% YOY). Consequently, net income per share fell ¥14.91 to ¥229.34.

The year-end dividend for the period under review will be increased by ¥1 in comparison with the previous corresponding period to ¥16, as announced in the interim period. As a result, full-year dividend including interim dividend of ¥16 per share will be increased by ¥2 in comparison with the previous corresponding period, to ¥32 per share.

## 5. Medium and Long-Term Corporate Strategy

Aiming to boost growth in the personal care business in Asia and firmly establish a "life support" industry with the best corporate value in Asia that offers the world's premier premium-quality products and services to bring comfort, excitement and pleasure to three billion people throughout Asia, the Company launched its Sixth SAPS (Schedule-Action-Performance-Spiral) Plan in April 2004. It is a 4-year corporate initiative, which essentially comprises the following five key strategies:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing the world's first-to-market and first-in-quality products;
3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through drastic reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

## 6. Challenges Facing the Company

In the face of the continuing slump in consumer spending in Japan and intensifying global competition, Unicharm pushed forward its corporate reform while giving the highest priority to revitalizing the domestic market and expanding overseas business mainly in Asia much faster than the market growth rate. As a result, it achieved record-high sales during the fiscal year under review. But profits decreased from a year earlier due to increasingly fierce competition in a market environment of only mild domestic consumer spending and soaring raw material prices. In order to drive its corporate reform further, the Company will focus even more on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for sales cost reductions and the streamlining of expenses. Outside of Japan, mainly in growth markets in Asia, it will seek to establish itself as the best-of-its-breed by aggressively developing local-area business and rapidly expanding its product lineup in a way that responds to the needs of local consumers.

## 7. Issues concerning parent companies

None (the Company has no parent company).

The main operations of the consolidated subsidiaries/affiliates and the respective percentages of the Company's ownership interest are as follows:

**Consolidated Subsidiaries**

| Name | Address | Main operations | Percentage of voting rights held |
|---|---|---|---|
| Unicharm Products Co., Ltd. | Shikoku Chuo-city, Ehime | Production of baby and child care products, feminine care products, etc. | 100.0% |
| Unicharm Materials Co., Ltd. | Shikoku Chuo-city, Ehime | Production and sale of nonwoven fabric and other materials | 100.0% |
| Kokko Paper Manufacturing Co., Ltd. | Shikoku Chuo-city, Ehime | Production, processing and sale of paper, nonwoven fabric and other materials | 100.0% |
| Cosmotec Corporation | Zentsuji-city, Kagawa | Printing, processing and sale of photogravures | 100.0% |
| Unicharm PetCare Corporation | Shinagawa-ku, Tokyo | Production and sale of pet foods and pet toiletries | 39.1% |
| Uni.Charm Mölnlycke K.K. | Minato-ku, Tokyo | Sale of adult-use incontinence products | 51.0% |
| Uni-Charm Co., Ltd. | China | Production and sale of baby and child care products, feminine care products, etc. | 52.6% |
| Uni-Charm (Thailand) Co., Ltd. | Thailand | Production and sale of baby and child care products, feminine care products, etc. | 94.2% |
| Shanghai Uni-Charm Co., Ltd. | China | Production and sale of feminine care products, etc. | 75.0% |
| Uni-Charm Consumer Products (China) Co., Ltd. | China | Production and sale of baby and child care products, etc. | 97.1% |
| Uni-Charm Consumer Products Service (Shanghai) Co., Ltd. | China | Sale of baby and child care products, feminine care products, etc. | 100.0% |
| LG Unicharm Co., Ltd. | Korea | Production and sale of baby and child care products, feminine care products, etc. | 51.0% |
| PT Uni-Charm Indonesia | Indonesia | Production and sale of baby and child care products, feminine care products, etc. | 74.0% |
| Uni.Charm Mölnlycke B.V. | The Netherlands | Production supervision for baby/child care and adult-use incontinence products | 60.0% |
| Unicharm Gulf Hygienic Industries Ltd. | Saudi Arabia | Production and sale of baby and child care products, feminine care products, etc. | 51.0% |
| Nine other companies | | | |

**Affiliates**

| Name | Address | Main operations | Percentage of ownership interest |
|---|---|---|---|
| The Fun Co., Ltd. | Sakai-city, Osaka | Services such as storage and processing of data | 25.0% |

## 1. Status of Corporate Group

The Company's corporate group consists of Unicharm Corporation (the Company), 24 consolidated subsidiaries and one affiliate, and operates the business of mainly manufacturing and selling personal care and pet care products and providing attendant services.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

| Business Segment | Sales Category | | Main Companies |
|---|---|---|---|
| Personal Care Business | Baby and child care products<br>Feminine care products<br>Health care products<br>Cosmetic powder-puffs<br>Household products, etc. | Domestic | Unicharm Corporation<br>Unicharm Products Co., Ltd.<br>Unicharm Material Co., Ltd<br>Kokko Paper Manufacturing Co., Ltd.<br>Cosmotec Corporation<br>and three other companies |
| | | Overseas | United Charm Co., Ltd.<br>Uni-Charm (Thailand) Co., Ltd.<br>Shanghai Uni-Charm Co., Ltd.<br>Uni-Charm Consumer Products (China) Co., Ltd.<br>Uni-Charm Consumer Products Service (Shanghai) Co., Ltd.<br>LG Unicharm Co., Ltd.<br>P.T. Uni-Charm Indonesia<br>Uni.Charm Mölnlycke B.V.<br>Unicharm Gulf Hygienic Industries Ltd.<br>and five other companies |
| Pet Care Business | Pet foods<br>Pet toiletries | Domestic | Unicharm PetCare Corporation<br>Unicharm Products Co., Ltd.<br>Kokko Paper Manufacturing Co., Ltd.<br>Cosmotec Corporation |
| | | Overseas | United Charm Co., Ltd.<br>Uni-Charm (Thailand) Co., Ltd. |
| Other Businesses | Food-wrapping Materials<br>Materials and Components<br>Infant Education Division<br>Financing Operations, etc.<br>Other | Domestic | Unicharm Corporation<br>Unicharm Products Co., Ltd.<br>Unicharm Material Co., Ltd<br>Kokko Paper Manufacturing Co., Ltd.<br>and five other companies |

# Consolidated Earnings for Fiscal Year Ended March 31, 2006

April 28, 2006


Corporate Name: Unicharm Corporation
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/) Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Operating Officer
Contact: Atsushi Iwata, Executive Officer, General Manager of Accounting Dept.
Telephone Number: +81-3-3447-5111

Date of Board Meeting for Book-Closing: April 28, 2006
U.S. Accounting Standards: Not adopted

## 1. Consolidated business results for the fiscal year ended March 31, 2006 (April 1, 2005 – March 31, 2006)

### (1) Consolidated business results

(Note) Amounts less than one million yen have been discarded.

| | Net Sales | | Operating Income | | Ordinary Income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| Year ended March 31, 2006 | 270,380 | 9.9 | 28,531 | 4.6 | 28,781 | 2.9 |
| Year ended March 31, 2005 | 246,050 | 2.5 | 27,284 | (11.2) | 27,978 | (10.1) |

| | Net Income | | Net Income per Share | Diluted Net Income per Share | Return on Equity (ROE) | Ordinary Income/ Total Asset | Ordinary Income/ Net Sales |
|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen | % | % | % |
| Year ended March 31, 2006 | 15,287 | (6.7) | 229.34 | 229.00 | 10.6 | 12.4 | 10.6 |
| Year ended March 31, 2005 | 16,381 | 0.9 | 244.25 | 242.69 | 12.5 | 13.2 | 11.4 |

(Notes)
1) Equity method investment profit and loss
Year ended March 31, 2006 ¥33 million Year ended March 31, 2005 ¥105 million
2) Average number of shares (consolidated)
Year ended March 31, 2006 65,775,016 Year ended March 31, 2005 66,473,685
3) Change in accounting methods None
4) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

### (2) Consolidated capitalization status

| | Total Assets | Shareholder's Equity | Shareholder's Equity Ratio | Shareholder's Equity per Share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | yen |
| Year ended March 31, 2006 | 250,355 | 151,182 | 60.4 | 2,309.59 |
| Year ended March 31, 2005 | 215,365 | 137,696 | 63.9 | 2,069.30 |



(Note) Consolidated number of shares issued as of the end of period
Year ended March 31, 2006 65,370,401 Year ended March 31, 2005 66,472,140

### (3) Consolidated cash flows

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Balance of Cash equivalents as of the End of the Period |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| Year ended March 31, 2006 | 36,888 | (20,251) | (6,217) | 67,649 |
| Year ended March 31, 2005 | 20,607 | (8,437) | (207) | 56,359 |

### (4) Matters related to scope of consolidation and application of equity method

Number of consolidated subsidiaries 24
Number of non-consolidated subsidiaries to which equity method is applied 0
Number of affiliates to which equity method is applied 1

### (5) Change in scope of consolidation and application of equity method

Number of companies newly consolidated 2
Number of companies excluded from scope of consolidation 0
Number of companies to which equity method is newly applied 0
Number of companies excluded from scope of application of equity method 1

## 2. Projected consolidated business results for fiscal 2006 (April 1, 2006 - March 31, 2007)

| | Net Sales | Ordinary Income | Projected Net Income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Interim period | 140,000 | 12,400 | 6,300 |
| Full fiscal year | 295,000 | 30,000 | 16,000 |

(Ref.) Projected net income per share ¥244.76

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties. Please refer to pages 9 and 10 of the attached materials for the abovementioned projected business results.

## 2. Corporate Policies

### 1. Basic Corporate Policy

Upholding the management philosophy of creating and offering first-class products and services to its customers wherever they may be, the Unicharm Group is promoting corporate activities aimed at ceaselessly creating and providing first-class value to its stakeholders including its customers, shareholders, business partners, employees and society.

The Unicharm Group shall strive to:

1) Provide high-quality and high value-added products that satisfy customer needs and create new markets by innovating its core technologies in unwoven fabric and absorbents;
2) Enhance its ability to generate cash flows and maximize its corporate (or shareholder) value by optimally allocating management resources and raising its growth/earnings potential for each of its business segments;
3) Ensure sound growth not only for itself, but for its customers as well, by collaborating with the customers in building an optimal value chain under a common objective of maximizing customer satisfaction;
4) Foster innovation by motivating employees to ceaselessly endeavor to better themselves and their skills without complacency, by uniting the passion and ambition of all employees; and
5) Promote fair corporate management that would serve to integrate the pursuit and enhancement of its responsibility to society through its business activities.

### 2. Basic Profit-Sharing Policy

Unicharm considers the sharing of its profits with its shareholders as one of its most important management policies and, to that end, is endeavoring to augment its corporate value by generating cash flow.

The Company will adhere to its policy of consistently distributing shareholder dividends in continuously higher amounts, while simultaneously seeking to strengthen its corporate structure and aggressively expand investments in order to improve its earnings capabilities further.

The Company will seek to utilize its free cash flows by placing the highest priority on financing its business expansion (in Japan and abroad), R&D, and IT system upgrades from the perspective of enhancing corporate value, while acquiring treasury stocks from time to time, and paying dividends to provide returns to its esteemed shareholders, with a target rate of return of 50%. The total amount of treasury stocks that the Company acquired so far reached ¥28.847 billion. The Company is determined to always give adequate consideration to corporate efficiency from the long-term perspective.

### 3. Rationale and Policy for Reduction of Minimum Stock Trading Unit

Unicharm considers it one of its major corporate tasks to enlarge its individual investor base and enhance stock liquidity, and has been taking necessary steps in that direction. The Company made it easier for individual investors to invest by reducing its minimum stock trading unit from 1,000 to 100 shares effective from August 1, 1997. Also, in July 2004, it offered its common shares on Japan's stock markets with the aim of increasing individual investors. The Company will continue to watch the market conditions closely and implement measures with a view to further invigorating the trading of its equity while expanding its individual investor base.

### 4. Targeted Management Benchmarks

Unicharm seeks to build a corporate management structure with high capital efficiency that will enable it to prevail in global competition by continuously boosting sales and income as well as improving ROE.

Important Accounting Policies

1. Standard and method of valuation of marketable securities

   Held-to-maturity bonds

   Amortized cost method (straight-line method)

   Stocks of subsidiaries and affiliates

   Stated at cost based on the moving-average method

   Other marketable securities

   Marketable securities with fair market value

   Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)

   Marketable securities without fair market value

   To be stated at cost based on the moving-average method

2. Standard and method of valuation of inventories

   Stated at cost based on the periodic average method

3. Standard and method of valuation of derivative transactions

   Stated at market value

4. Method of depreciation of depreciable assets

   Tangible fixed assets

   By declining-balance method, but straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

   Standard useful years are as follows:

   Buildings: 3-50 years

   Intangible fixed assets

   By straight-line method

   5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)

   Long-term prepaid expenses

   By straight-line method

5. Accounting for important deferred assets

   Stock issuance costs

   Expensed entirely when paid.

6. Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen

   Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss

7. Appropriation standard applicable to provisions

   1) Allowance for bad debts

   In order to provide for losses from bad debts, the Company appropriates estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

   2) Allowance for valuation loss on investments in affiliates

   In order to provide for the reduction of value in investments in affiliates, an amount corresponding to the reduction in net assets was recorded.

   3) Provision for employees' bonus

   In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the fiscal year under review is appropriated.

   4) Provision for employees' severance benefits

   For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of

## (3) Proposal for profit appropriation

(Millions of yen)

| Item \ Period | Fiscal Year under Review (April 1, 2005 - March 31, 2006) | Previous Fiscal year (April 1, 2004 - March 31, 2005) |
|---|---|---|
| | Amount | Amount |
| I Unappropriated retained earnings | 13,562 | 9,747 |
| II Reversal of voluntary reserve | | |
| Reversal of reserve for reduction entry | | 6 |
| III Profit appropriation | | |
| Dividends | 1,045 | 997 |
| | (Ordinary dividend 16 yen) | (Ordinary dividend 15 yen) |
| Bonuses to directors and corporate auditors | 128 | 90 |
| [Of which, bonuses to corporate auditors] | [8] | [3] |
| Voluntary reserve | | |
| General reserve | 7,000 | 5,000 |
| IV Profits carried forward | 5,393 | 3,667 |

(Note) 1. Interim dividends of ¥997 million (¥15 per share) were paid on December 10, 2004.

2. Interim dividends of ¥1,045 million (¥16 per share) were paid on December 9, 2005.

## (2) Non-consolidated Statement of Income

(Millions of yen)

| Item \ Period | Fiscal Year under Review (April 1, 2005 - March 31, 2006) | | Previous Fiscal Year (April 1, 2004 - March 31, 2005) | | Increase/ Decrease |
|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount |
| | | % | | % | |
| I Net sales | 165,125 | 100.0 | 165,132 | 100.0 | (7) |
| II Cost of sales | 103,013 | 62.4 | 104,898 | 63.5 | (1,885) |
| Gross profit | 62,112 | 37.6 | 60,234 | 36.5 | 1,878 |
| III Selling, general and administrative expenses | 49,999 | 30.3 | 49,875 | 30.2 | 123 |
| Operating income | 12,112 | 7.3 | 10,358 | 6.3 | 1,754 |
| IV Non-operating income | 4,461 | 2.7 | 4,563 | 2.7 | (102) |
| Interest received | 75 | | 80 | | (4) |
| Interest on securities | 323 | | 293 | | 30 |
| Dividend income | 3,642 | | 3,786 | | (143) |
| Miscellaneous income | 418 | | 403 | | 14 |
| V Non-operating expenses | 154 | 0.1 | 147 | 0.1 | 6 |
| Interest paid | 66 | | 70 | | (3) |
| Sales discount | 25 | | 25 | | 0 |
| Loss on sales of securities | 9 | | 11 | | (1) |
| Miscellaneous loss | 52 | | 40 | | 11 |
| Ordinary income | 16,420 | 9.9 | 14,775 | 8.9 | 1,644 |
| VI Extraordinary profit | 1,021 | 0.6 | 3,411 | 2.1 | (2,389) |
| Gains on sales of fixed assets | 17 | | 1,188 | | (1,170) |
| Gain on sales of investment securities | 834 | | 0 | | 833 |
| Income from welfare pension fund government refund | - | | 2,165 | | (2,165) |
| Gain on the reversal of allowance for bad debts | 169 | | 56 | | 113 |
| VII Extraordinary loss | 1,525 | 0.9 | 5,298 | 3.2 | (3,772) |
| Loss on disposal of fixed assets | 76 | | 38 | | 37 |
| Loss on sales of fixed assets | 1 | | 918 | | (917) |
| Amount allocated as provision for severance benefits | - | | 484 | | (484) |
| Valuation loss on investment securities | 3 | | 0 | | 2 |
| Valuation loss on stock of affiliates | 158 | | - | | 158 |
| Loss on sale of stock of affiliates | 180 | | - | | 180 |
| Impairment losses | 281 | | 2,247 | | (1,966) |
| Amount allocated as allowance for valuation loss on investments in affiliates | 630 | | 1,424 | | (794) |
| | 164 | | - | | 164 |
| Other extraordinary loss | 30 | | 184 | | (154) |
| Income before taxes and other adjustments | 15,916 | 9.6 | 12,888 | 7.8 | 3,028 |
| Corporate income tax, inhabitant tax and business tax | 5,539 | 3.3 | 2,252 | 1.4 | 3,287 |
| Adjustments on corporate income tax, etc. | (543) | (0.3) | 1,200 | 0.7 | (1,744) |
| Net income | 10,920 | 6.6 | 9,434 | 5.7 | 1,485 |
| Profits brought forward | 3,667 | | 3,052 | | 614 |
| Reversal (reduction) of revaluation difference | (20) | | 1,743 | | (1,763) |
| Interim dividends | 1,045 | | 997 | | 48 |
| Unappropriated retained earnings | 13,562 | | 9,747 | | 3,814 |

(Millions of yen)

| Item \ Period | Fiscal Year under Review (as of March 31, 2006) | | Previous Fiscal Year (as of March 31, 2005) | | Increase/ Decrease |
|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount |
| Liabilities | | % | | % | |
| I Current liabilities | 28,532 | 19.0 | 24,414 | 17.4 | 4,118 |
| Notes payable | 110 | | 93 | | 17 |
| Accounts payable | 10,647 | | 10,775 | | (128) |
| Accrued expenses | 11,759 | | 11,253 | | 505 |
| Accrued consumption taxes | 75 | | 180 | | (105) |
| Accrued expenses | 542 | | 777 | | (234) |
| Accrued corporate income tax | 4,082 | | - | | 4,082 |
| Deposits received | 65 | | 91 | | (26) |
| Unearned revenue | 4 | | 4 | | 0 |
| Reserve for bonus payment | 1,232 | | 1,210 | | 22 |
| Other current liabilities | 14 | | 28 | | (14) |
| II Long-term liabilities | 6,841 | 4.5 | 6,664 | 4.8 | 176 |
| Provision for severance benefits | 4,041 | | 3,867 | | 174 |
| Provision for Directors' severance bonus | 1,033 | | 1,072 | | (38) |
| Security deposits received | 1,766 | | 1,725 | | 40 |
| Total long-term liabilities | 35,374 | 23.5 | 31,078 | 22.2 | 4,295 |
| Shareholders' equity | | | | | |
| I Common stocks | 15,992 | 10.6 | 15,992 | 11.4 | - |
| II Additional paid-in capital | 18,590 | 12.4 | 18,590 | 13.3 | - |
| Capital reserve | 18,590 | | 18,590 | | - |
| III Retained earnings | 91,559 | 60.9 | 82,751 | 59.2 | 8,807 |
| Earned reserve | 1,991 | | 1,991 | | - |
| Voluntary reserve | 76,005 | | 71,012 | | 4,993 |
| Reserve for dividend payment | 400 | | 400 | | - |
| Reserve for reduction entry | 55 | | 62 | | (6) |
| General reserve | 75,550 | | 70,550 | | 5,000 |
| Unappropriated retained earnings | 13,562 | | 9,747 | | 3,814 |
| IV Land revaluation difference | (330) | (0.2) | (309) | (0.2) | (20) |
| V Unrealized gains on available-for-sale securities | 6,268 | 4.2 | 3,903 | 2.8 | 2,364 |
| VI Treasury stocks | (17,105) | (11.4) | (12,123) | (8.7) | (4,981) |
| Total shareholders' equity | 114,975 | 76.5 | 108,805 | 77.8 | 6,170 |
| Total liabilities and shareholders' equity | 150,349 | 100.0 | 139,884 | 100.0 | 10,465 |

## 12. Non-consolidated Financial Statements, etc.

(1) Non-Consolidated Balance Sheet

(Millions of yen)

| Item \ Period | Fiscal Year under Review (as of March 31, 2006) | | Previous Fiscal Year (as of March 31, 2005) | | Increase/ Decrease |
|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount |
| Assets | | % | | % | |
| I Current assets | 83,395 | 55.5 | 72,961 | 52.2 | 10,434 |
| Cash and deposits | 50,677 | | 34,839 | | 15,837 |
| Notes receivable | 230 | | 233 | | (3) |
| Accounts receivable | 15,370 | | 16,235 | | (865) |
| Marketable securities | 11,023 | | 10,343 | | 680 |
| Products/merchandise | 24 | | 25 | | (1) |
| Supplies | 1,587 | | 317 | | 1,269 |
| Prepaid expenses | 241 | | 172 | | 68 |
| Deferred tax assets | 1,302 | | 907 | | 394 |
| Short-term loans to affiliates | 794 | | 6,337 | | (5,542) |
| Other receivable | 1,724 | | 3,479 | | (1,754) |
| Other current assets | 429 | | 77 | | 351 |
| Allowance for bad debts | (10) | | (10) | | - |
| II Fixed assets | 66,954 | 44.5 | 66,922 | 47.8 | 31 |
| 1. Tangible fixed assets | 6,600 | 4.4 | 6,935 | 5.0 | (335) |
| Buildings | 2,054 | | 2,212 | | (158) |
| Other structures | 100 | | 115 | | (14) |
| Machinery and equipments | 660 | | 493 | | 166 |
| Vehicles and delivery equipments | 16 | | 8 | | 8 |
| Tools, furniture and fixtures | 628 | | 602 | | 26 |
| Land | 3,022 | | 3,486 | | (464) |
| Construction in progress | 118 | | 17 | | 100 |
| 2. Intangible fixed assets | 1,490 | | 2,284 | 1.6 | (794) |
| Goodwill | 227 | | 454 | | (227) |
| Leasehold interest | 0 | | 0 | | - |
| Trademarks | 7 | | 6 | | 0 |
| Software | 1,254 | | 1,821 | | (567) |
| Telephone access rights | 0 | | 0 | | - |
| Other intangible fixed assets | 1 | | 1 | | 0 |
| 3. Investments and other assets | 58,863 | 39.1 | 57,702 | 41.2 | 1,161 |
| Investment securities | 29,321 | | 28,225 | | 1,096 |
| Stock of affiliates | 20,330 | | 15,646 | | 4,683 |
| Capital introduced | 20 | | 12 | | 7 |
| Capital introduced to affiliates | 7,416 | | 7,099 | | 316 |
| Long-term loans to affiliates | 660 | | 1,253 | | (593) |
| Claims in bankruptcy and reorganization | 372 | | 589 | | (216) |
| Long-term prepaid expenses | 74 | | 71 | | 2 |
| Prepaid pension expenses | 2,000 | | 1,481 | | 518 |
| Deferred tax assets | 219 | | 1,707 | | (1,488) |
| Deferred tax assets related to revaluation | 226 | | 212 | | 14 |
| Security deposits | 496 | | 590 | | (94) |
| Reserve for insurance | 41 | | 2,958 | | (2,917) |
| Other investments | 228 | | 407 | | (179) |
| Allowance for bad debts | (525) | | (916) | | 391 |
| Allowance for valuation loss on investments in affiliates | (2,019) | | (1,638) | | (381) |
| Total Assets | 150,349 | 100.0 | 139,884 | 100.0 | 10,465 |

# Non-Consolidated Earnings for Fiscal Year Ended March 31, 2006

April 28, 2006

**Corporate Name:** Unicharm Corporation

Code Number: 8113 — Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/) — Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Operating Officer
Contact: Atsushi Iwata, Executive Officer, General Manager of Accounting Dept.
Telephone Number: +81-3-3447-5111
Date of Board Meeting for Book-Closing: April 28, 2006 — Disbursement of dividends: Yes
Date of dividend disbursement to be started: June 30, 2006 — Date of General Shareholder's Meeting: June 29, 2006
Odd-stock system adoption: Yes (1 unit: 100 shares)

1. Non-consolidated business results for the fiscal year ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(1) Non-consolidated business results

(Note) Amounts less than one million yen have been discarded.

| | Net Sales | | Operating Income | | Ordinary Income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| Year ended March 31, 2006 | 165,125 | (0.0) | 12,112 | 16.9 | 16,420 | 11.1 |
| Year ended March 31, 2005 | 165,132 | (0.2) | 10,358 | (29.3) | 14,775 | (20.8) |



| | Net Income | | Net Income per Share | Diluted Net Income per Share | Return on Equity (ROE) | Ordinary Income/ Total Asset | Ordinary Income/ Net Sales |
|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen | % | % | % |
| Year ended March 31, 2006 | 10,920 | 15.8 | 164.08 | - | 9.8 | 11.3 | 9.9 |
| Year ended March 31, 2005 | 9,434 | (19.1) | 140.57 | - | 9.0 | 10.5 | 8.9 |

(Notes)
1) Average number of shares
Year ended March 31, 2006 65,775,016 — Year ended March 31, 2005 66,473,685
2) Change in accounting methods None
3) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Dividends

| | Annual Dividend per Share | | | Total Annual Dividend | Dividend Payout Ratio | Dividend Rate for Shareholder's Equity |
|---|---|---|---|---|---|---|
| | | Interim Dividend | Year-end Dividend | | | |
| | Yen | Yen | Yen | Millions of yen | % | % |
| Year ended March 31, 2006 | 32.00 | 16.00 | 16.00 | 2,091 | 19.5 | 1.8 |
| Year ended March 31, 2005 | 30.00 | 15.00 | 15.00 | 1,994 | 21.3 | 1.8 |

(3) Non-consolidated capitalization status

| | Total Assets | Shareholder's Equity | Shareholder's Equity Ratio | Shareholder's Equity per Share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | yen |
| Year ended March 31, 2006 | 150,349 | 114,975 | 76.5 | 1,756.87 |
| Year ended March 31, 2005 | 139,884 | 108,805 | 77.8 | 1,635.50 |

(Note) Number of shares issued as of the end of period
Year ended March 31, 2006 65,370,401 — Year ended March 31, 2005 66,472,140
Number of treasury stock as of the end of the period
Year ended March 31, 2006 3,611,190 — Year ended March 31, 2005 2,509,451

2. Projected non-consolidated business results for fiscal 2006 (April 1, 2006 - March 31, 2007)

| | Net Sales | Ordinary Income | Net Income | Annual Dividend per Share | | |
|---|---|---|---|---|---|---|
| | | | | Interim Dividend | Year-end Dividend | |
| | Millions of yen | Millions of yen | Millions of yen | Yen | Yen | Yen |
| Interim period | 82,000 | 12,000 | 8,300 | 22.00 | - | - |
| Full Fiscal Year | 172,000 | 21,500 | 14,300 | - | 22.00 | 44.00 |

(Ref.) Projected net income per share ¥218.75

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

## 11. Transactions with related parties

Fiscal Year under Review (April 1, 2005 – March 31, 2006)

Directors, main individual shareholders, etc.

| Attributes | Name | Location | Capital (Millions of Yen) | Business description | Percentage of voting rights owned | Description of relationships: Director's concurrent position | Description of relationships: Actual relationship | Description of transactions | | Transaction amount (Millions of Yen) | Account title | Year-end balance (Millions of Yen) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Companies, etc. (including subsidiaries of respective companies), the majority of shares of which is owned by directors and/or their next of kin | Takahara Kosan Co., Ltd. | Minato-ku, Tokyo | 10 | Insurance agency | Direct ownership: 5.2% | None | Insurance for the Company Building lease | Sales transactions | Insurance premiums<br>Lease charges | 11<br>12 | -<br>- | -<br>- |
| Companies, etc. (including subsidiaries of respective companies), the majority of shares of which is owned by directors and/or their next of kin | Unitec Co., Ltd. | Shikoku Chuo-shi, Ehime Prefecture | 98 | Real estate lease | Direct ownership: 18.9% | None | Land lease | Sales transactions | Sales transactions | 181 | - | - |
| Companies, etc. (including subsidiaries of respective companies), the majority of shares of which is owned by directors and/or their next of kin | Takahara Foundation Ltd. | Minato-ku, Tokyo | 100 | Real estate leasing and management | Direct ownership: 4.8% | None | Sale of investment securities | Nonoperating transactions | Proceeds from sale<br>Gain on sale | 2,581<br>834 | -<br>- | -<br>- |



Notes

1. Transaction conditions and the determination policy of transaction conditions
(1) Insurance premiums are based on amounts calculated using general insurance premium rates obtained after insured amounts are specified.
(2) Real estate lease amounts are quarterly determined based on transactions in neighboring areas.
(3) Sale prices of investment securities are determined based on prices offered by the other party through negotiations, while referring to the third party's appraisal.
2. Voting rights of Takahara Kosan Co., Ltd. are owed as follows: direct ownership of 20.0% by Akihisa Takahara, representative director of the Company, direct ownership of 1.0% by Keiichiro Takahara, representative director of the Company, and direct ownership of 44.5% and indirect ownership of 34.5% by Keiichiro Takahara's next of kin.
3. Voting rights of Unitec Co., Ltd. are held as follows: direct ownership of 0.7% by Akihisa Takahara, representative director of the Company, direct ownership of 1.0% by Keiichiro Takahara, representative director of the Company, and direct ownership of 1.5% and indirect ownership of 97.8% by Keiichiro Takahara's next of kin.
4. Voting rights of Takahara Foundation Ltd. are 100% indirectly owned by Keiichiro Takahara, Chairman of the Board of the Company.
5. The above transaction amounts are exclusive of consumption taxes.

Previous Fiscal Year (April 1, 2004 – March 31, 2005)

Not applicable

## 10. Per share information

| Fiscal Year under Review (April 1, 2005 – March 31, 2006) | | Previous Fiscal Year (April 1, 2004 – March 31, 2005) | |
|---|---|---|---|
| Net assets per share: | ¥2,309.59 | Net assets per share: | ¥2,069.30 |
| Net income per share: | ¥229.34 | Net income per share: | ¥244.25 |
| Fully diluted earnings per share | ¥229.00 | Fully diluted earnings per share | ¥242.69 |

(Note) The calculation bases of net income per share are as follows. (Millions of Yen)

| | Fiscal Year under Review (April 1, 2005 – March 31, 2006) | Previous Fiscal Year (April 1, 2004 – March 31, 2005) |
|---|---|---|
| Net income on the consolidated income statement | 15,287 | 16,381 |
| Amount that does not belong to ordinary shareholders | 203 | 145 |
| Of which, bonuses to directors by profit appropriation | 203 | 145 |
| Net income related to ordinary shares | 15,084 | 16,235 |
| Deferred net income | (22) | (103) |
| Of which, effect of residual securities of affiliates | (22) | (103) |
| Number of average shares during the period (thousands of shares) | 65,775 | 66,473 |

## 8. Contract amount, fair value and valuation gain or loss of derivative transactions

No entry here due to detailed disclosure on EDINET.



## 9. Severance benefit

1. Outline of the severance benefit plan adopted

The Company and its domestic consolidated subsidiaries had established an Employees' Pension Fund and termination allowance plan as a defined-benefit scheme. However, the Company shifted to a defined-benefit pension plan in August 2004 following the return of the substitute portion of the Employees' Pension Fund. The Company may also pay additional severance allowances to departing employees, and such payment is recorded as severance benefit costs when paid.

2. Matters related to severance benefit obligations (Millions of Yen)

| | Fiscal Year under Review (March 31, 2006) | Previous Fiscal Year (March 31, 2005) |
|---|---|---|
| 1. Severance benefit obligations | (19,286) | (17,854) |
| 2. Pension assets | 15,241 | 11,140 |
| 3. Unfunded severance benefit obligations (1 + 2) | (4,044) | (6,714) |
| 4. Unrecognized past service liabilities not recorded | 487 | 646 |
| 5. Unrecognized actuarial difference | 670 | 3,333 |
| 6. Provision for severance benefits | (5,740) | (4,845) |
| 7. Prepaid pension costs | 2,854 | 2,110 |

3. Matters related to severance benefit costs (Millions of Yen)

| | Fiscal Year under Review (April 1, 2005 – March 31, 2006) | Previous Fiscal Year (April 1, 2004 – March 31, 2005) |
|---|---|---|
| 1. Service costs | 1,439 | 982 |
| 2. Interest expenses | 358 | 392 |
| 3. Matters related to other severance benefit costs | | |
| Difference expensed due to the change of accounting standards | - | 1,191 |
| Actuarial difference expensed | 460 | 3,579 |
| Past service liabilities expensed | 159 | (1,680) |
| Expected rate of return | (334) | (443) |
| Employee contribution | - | 0 |
| 4. Severance benefit costs (1 + 2 + 3) | 2,082 | 4,021 |

4. Matters related to basic calculation of severance benefit obligations (Millions of Yen)

| | Fiscal Year under Review (April 1, 2005 – March 31, 2006) | Previous Fiscal Year (April 1, 2004 – March 31, 2005) |
|---|---|---|
| 1. Discount rate | 2.0% | 2.0% |
| 2. Expected rate of return | 3.0% | 4.0% |
| 3. Method of periodic allocation for estimated severance benefits | Fixed for the term | Fixed for the term |
| | years | years |
| 4. Amortization years of past service liabilities | 5 | 5 |
| 5. Amortization years of actuarial difference | 10 | 10 |
| 6. Amortization years of difference arising due to the change of accounting standards | - | 5 |

Previous Consolidated Fiscal Year

1. Held-to-maturity bonds with market value (March 31, 2005)

(Millions of Yen)

| | | Amount reported on consolidated balance sheet | Market value | Difference |
|---|---|---|---|---|
| Securities, the fair value of which exceeds the balance sheet amounts | Government bonds, local public bonds, etc. | 0 | 0 | 0 |
| | Sub-total | 0 | 0 | 0 |
| Securities, the fair value of which does not exceed the balance sheet amounts | Government bonds, local public bonds, etc. | 9 | 9 | 0 |
| | Sub-total | 9 | 9 | 0 |
| Total | | 10 | 10 | 0 |

2. Other marketable securities with market value (March 31, 2005)

(Millions of Yen)

| | | Acquisition cost | Amount reported on consolidated balance sheet | Difference |
|---|---|---|---|---|
| Securities, the balance sheet amounts of which exceed the acquisition costs | 1) Stocks | 2,444 | 9,772 | 7,327 |
| | 2) Bonds | 3,976 | 3,990 | 14 |
| | 3) Other | 1,560 | 1,560 | 0 |
| | Sub-total | 7,981 | 15,323 | 7,342 |
| Securities, the balance sheet amounts of which do not exceed the acquisition costs | 1) Stocks | 34 | 30 | (4) |
| | 2) Bonds | 10,000 | 9,316 | (683) |
| | Sub-total | 10,034 | 9,346 | (687) |
| Total | | 18,016 | 24,670 | 6,654 |

3. Major marketable securities not valued at market and its amount reported on consolidated balance sheet (excluding 1.) (March 31, 2005)

(Millions of Yen)

| | Amount reported on consolidated balance sheet |
|---|---|
| Held-to-maturity bonds | |
| Specified corporate bonds | 902 |
| Corporate bonds | 904 |
| Other | 318 |
| Other marketable securities | |
| Investment trusts | 10,000 |
| Preferred stocks | 3,000 |
| Unlisted stocks | 281 |
| Other | 175 |



4. Other securities with maturity, and held-to-maturity bonds that are to be redeemed in the future (March 31, 2005)

(Millions of Yen)

| | Within 1 year | Over 1 year but within 5 years | Over 5 years but within 10 years | Over 10 years |
|---|---|---|---|---|
| Held-to-maturity bonds | | | | |
| Government bonds, local public bonds, etc. | 10 | 0 | - | - |
| Other | 318 | 904 | 902 | - |
| Other marketable securities | | | | |
| Bonds | 24 | 8,562 | 404 | 4,316 |
| Other | 1,560 | - | - | - |
| Total | 1,914 | 9,466 | 1,307 | 4,316 |

5. Other securities sold during the previous consolidated fiscal year (April 1, 2004 – March 31, 2005)(Millions of Yen)

| | Sales Price | Total Sales Gains | Total Sales Losses |
|---|---|---|---|
| Stocks | - | - | - |
| Other | 9,642 | 23 | 12 |
| Total | 9,642 | 23 | 12 |

(Note) In addition to the above, ¥25 million was recorded as the gain on sales of stock investments held by the investment partnership. There was no loss from such activities.

# 7. Marketable Securities

Fiscal Year under Review

1. Held-to-maturity bonds with market value (March 31, 2006) (Millions of Yen)

| | | Amount reported on consolidated balance sheet | Market value | Difference |
|---|---|---|---|---|
| Securities, the fair value of which exceeds the balance sheet amounts | Government bonds, local public bonds, etc. | 0 | 0 | 0 |
| | Sub-total | 0 | 0 | 0 |
| Securities, the fair value of which does not exceed the balance sheet amounts | Government bonds, local public bonds, etc. | 10 | 10 | 0 |
| | Sub-total | 10 | 10 | 0 |
| Total | | 10 | 10 | 0 |

2. Other marketable securities with market value (March 31, 2006) (Millions of Yen)

| | | Acquisition cost | Amount reported on consolidated balance sheet | Difference |
|---|---|---|---|---|
| Securities, the balance sheet amounts of which exceed the acquisition costs | 1) Stocks | 2,474 | 14,234 | 11,759 |
| | 2) Bonds | 1,000 | 1,000 | 0 |
| | 3) Other | 1,710 | 1,710 | 0 |
| | Sub-total | 5,184 | 16,944 | 11,760 |
| Securities, the balance sheet amounts of which do not exceed the acquisition costs | 1) Stocks | 2 | 2 | (0) |
| | 2) Bonds | 11,952 | 10,819 | (1,132) |
| | Sub-total | 11,954 | 10,821 | (1,133) |
| Total | | 17,139 | 27,765 | 10,626 |

3. Major marketable securities not valued at market and its amount reported on consolidated balance sheet (excluding 1.) (March 31, 2006) (Millions of Yen)

| | Amount reported on consolidated balance sheet |
|---|---|
| Held-to-maturity bonds | |
| Corporate bonds | 2,000 |
| Other | 8,999 |
| Other marketable securities | |
| Preferred stocks | 3,000 |
| Unlisted stocks | 379 |
| Other | 107 |

4. Other securities with maturity, and held-to-maturity bonds that are to be redeemed in the future (March 31, 2006) (Millions of Yen)

| | Within 1 year | Over 1 year but within 5 years | Over 5 years but within 10 years | Over 10 years |
|---|---|---|---|---|
| Held-to-maturity bonds | | | | |
| Government bonds, local public bonds, etc. | 10 | - | - | - |
| Other | 8,999 | - | - | 2,000 |
| Other marketable securities | | | | |
| Bonds | 2,024 | 5,511 | 404 | 3,879 |
| Other | 1,710 | - | - | - |
| Total | 12,743 | 5,511 | 404 | 5,879 |

5. Other securities sold during the current fiscal year (April 1, 2005 – March 31, 2006) (Millions of Yen)

| | Sales Price | Total Sales Gains | Total Sales Losses |
|---|---|---|---|
| Stocks | 2,581 | 834 | - |
| Other | 17,757 | 25 | 9 |
| Total | 20,338 | 860 | 9 |

(Note) In addition to the above, ¥27 million and ¥14 million were recorded as the gain and loss on sales of stock investments held by the investment partnership, respectively.

# 6. Production, Orders (received) and Sales

## (1) Production Results

(Millions of Yen)

| Business Segment | Fiscal Year under Review (April 1, 2005 – March 31, 2006) | Previous Fiscal Year (April 1, 2004 – March 31, 2005) |
|---|---|---|
| | Amount | Amount |
| Personal Care | 235,664 | 206,279 |
| Pet Care | 30,609 | 23,681 |
| Others | 11,006 | 11,354 |
| Total | 277,280 | 241,315 |

(Notes) 1. The foregoing amounts are expressed in sales price.
2. The foregoing amounts do not include Consumption Tax, etc.

## (2) Orders (received)

The Company does not produce its products on a job-order basis.

## (3) Sales Results

(Millions of Yen)

| Business Segment | Fiscal Year under Review (April 1, 2005 – March 31, 2006) | Previous Fiscal Year (April 1, 2004 – March 31, 2005) |
|---|---|---|
| | Amount | Amount |
| Personal Care | | |
| Baby and child care products | 109,249 | 98,444 |
| Feminine care products | 59,498 | 56,237 |
| Others | 60,137 | 53,334 |
| Sub Total | 228,884 | 208,016 |
| Pet Care | 30,361 | 26,806 |
| Others | 11,134 | 11,227 |
| Total | 270,380 | 246,050 |

(Note) The foregoing amounts do not include Consumption Tax, etc.

## (3) Overseas Sales

For Fiscal Year under Review (April 1, 2005 – March 31, 2006)

(Millions of Yen)

| | Asia | Other | Total |
|---|---|---|---|
| I. Overseas sales | 43,360 | 28,889 | 72,250 |
| II. Consolidated sales | - | - | 270,380 |
| III. Overseas sales as a percentage of consolidated sales (%) | 16.0 | 10.7 | 26.7 |

For Previous Fiscal Year (April 1, 2004 - March 31, 2005)

(Millions of Yen)

| | Asia | Other | Total |
|---|---|---|---|
| I. Overseas sales | 34,755 | 24,612 | 59,367 |
| II. Consolidated sales | - | - | 246,050 |
| III. Overseas sales as a percentage of consolidated sales (%) | 14.1 | 10.0 | 24.1 |

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Major countries/regions belonging to each category.
   (1) Asia: Taiwan, China, Korea, Thailand, etc.
   (2) Others: The Netherlands, etc.

## (2) Segment Information by Region

For Fiscal Year under Review (April 1, 2005 – March 31, 2006)

(Millions of Yen)

| | Japan | Asia | Other | Total | Elimination or Company-wide | Consolidation |
|---|---|---|---|---|---|---|
| I. Sales and Operating Profit/Loss | | | | | | |
| Sales | | | | | | |
| (1) Sales to external customers | 201,651 | 43,201 | 25,527 | 270,380 | - | 270,380 |
| (2) Internal sales or transfers across segments | 4,851 | 2,504 | - | 7,356 | (7,356) | - |
| Total | 206,502 | 45,706 | 25,527 | 277,736 | (7,356) | 270,380 |
| Operating expenses | 181,810 | 42,578 | 24,869 | 249,258 | (7,409) | 241,848 |
| Operating income | 24,692 | 3,128 | 657 | 28,478 | 53 | 28,531 |
| II. Assets | 121,308 | 35,492 | 21,373 | 178,173 | 72,181 | 250,355 |

For Previous Fiscal Year (April 1, 2004 – March 31, 2005)

(Millions of Yen)

| | Japan | Asia | Other | Total | Elimination or Company-wide | Consolidation |
|---|---|---|---|---|---|---|
| I. Sales and Operating Profit/Loss | | | | | | |
| Sales | | | | | | |
| (1) Sales to external customers | 192,002 | 34,638 | 19,409 | 246,050 | - | 246,050 |
| (2) Internal sales or transfers across segments | 6,759 | 2,671 | - | 9,431 | (9,431) | - |
| Total | 198,762 | 37,310 | 19,409 | 255,482 | (9,431) | 246,050 |
| Operating expenses | 175,081 | 34,224 | 18,898 | 228,204 | (9,439) | 218,765 |
| Operating income | 23,681 | 3,085 | 510 | 27,277 | 7 | 27,284 |
| II. Assets | 115,830 | 27,891 | 14,114 | 157,835 | 57,529 | 215,365 |

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
   (1) Asia: Taiwan, China, Korea, Thailand, etc.
   (2) Others: The Netherlands, etc.
3. The Company-wide assets for the current year included in "Elimination or Company-wide" was ¥90,938 million, and mainly comprised cash and deposits, securities, and investment securities of the parent company.
   Previous fiscal year ¥75,993 million

# 5. Segment Information

## (1) Segment Information by Business Type

For Fiscal Year under Review (April 1, 2005 – March 31, 2006) (Millions of Yen)

| | Personal care | Pet care | Others | Total | Elimination or Company-wide | Consolidation |
|---|---|---|---|---|---|---|
| I. Sales and Operating Profit/Loss | | | | | | |
| Sales | | | | | | |
| (1)Sales to external customers | 228,884 | 30,361 | 11,134 | 270,380 | - | 270,380 |
| (2)Internal sales or transfers across segments | 60 | - | 4 | 64 | (64) | - |
| Total | 228,944 | 30,361 | 11,139 | 270,444 | (64) | 270,380 |
| Operating expenses | 205,056 | 26,952 | 9,991 | 241,999 | (151) | 241,848 |
| Operating income | 23,887 | 3,409 | 1,148 | 28,444 | 86 | 28,531 |
| II. Assets, Depreciation Expense and Capital Expenditure | | | | | | |
| Assets | 145,349 | 17,578 | 26,912 | 189,840 | 60,514 | 250,355 |
| Depreciation Expense | 12,459 | 331 | 271 | 13,062 | - | 13,062 |
| Capital Expenditure | 13,666 | 568 | 199 | 14,433 | - | 14,433 |

For Previous Fiscal Year (April 1, 2004 – March 31, 2005) (Millions of Yen)

| | Personal care | Pet care | Others | Total | Elimination or Company-wide | Consolidation |
|---|---|---|---|---|---|---|
| I. Sales and Operating Profit/Loss | | | | | | |
| Sales | | | | | | |
| (1)Sales to external customers | 208,016 | 26,806 | 11,227 | 246,050 | - | 246,050 |
| (2)Internal sales or transfers across segments | 42 | - | 18 | 60 | (60) | - |
| Total | 208,058 | 26,806 | 11,246 | 246,111 | (60) | 246,050 |
| Operating expenses | 184,808 | 24,191 | 9,876 | 218,876 | (110) | 218,765 |
| Operating income | 23,250 | 2,614 | 1,370 | 27,235 | 49 | 27,284 |
| II. Assets, Depreciation Expense and Capital Expenditure | | | | | | |
| Assets | 126,622 | 16,419 | 25,612 | 168,653 | 46,711 | 215,365 |
| Depreciation Expense | 11,624 | 252 | 452 | 12,329 | - | 12,329 |
| Capital Expenditure | 13,169 | 273 | 295 | 13,737 | - | 13,737 |



(Notes)

1. Method of segmenting businesses
   Businesses are segmented based on sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
   (1) Personal care: Baby and child care products, feminine care products, health care products
   (2) Pet care: Pet foods, pet toiletries
   (3) Others: Food-wrapping materials, industrial materials, infant-education business, financing operations, etc.
3. The amount of joint assets of the entire company which are included in the elimination or the joint corporate asset category for the consolidated fiscal year under review is ¥90,938 million, and the main assets are cash and deposits, marketable securities and investment securities of the parent company.
   Previous fiscal year ¥75,993 million

(Tax effect accounting)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual (Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| (Deferred tax assets) | | |
| Current assets | | |
| Accrued business tax | 547 | 189 |
| Reserve for bonus payment | 1,113 | 1,100 |
| Unrealized gain | 55 | 52 |
| Accounts payable for sales promotion | 543 | 299 |
| Others | 382 | 461 |
| Sub-total | 2,642 | 2,103 |
| Fixed assets | | |
| Investment securities | 1,034 | 1,030 |
| Provision for severance benefits | 1,115 | 1,162 |
| Provision for Directors' severance bonus | 462 | 479 |
| Allowance for bad debts | 137 | 305 |
| Impairment loss | 849 | 832 |
| Others | 984 | 208 |
| Sub-total | 4,583 | 4,018 |
| Valuation allowance | 0 | (71) |
| Total deferred tax assets (fixed assets) | 4,583 | 3,946 |
| Total deferred tax assets | 7,226 | 6,050 |
| | | |
| (Deferred tax liabilities) | | |
| Current liabilities | | |
| Accrued business tax | - | 53 |
| Others | 0 | 2 |
| Sub-total | 0 | 56 |
| Long-term liabilities | | |
| Retained profit | 1,466 | 843 |
| Unrealized gains on available-for-sale securities | 4,302 | 2,685 |
| Others | 1,292 | 239 |
| Sub-total | 7,060 | 3,769 |
| Total deferred tax liabilities | 7,060 | 3,825 |
| Net deferred tax assets and liabilities | | |
| Deferred tax assets (current) | 2,642 | 2,047 |
| Deferred tax assets (fixed) | - | 177 |
| Deferred tax liabilities (fixed) | 2,476 | - |
| | | |
| (Deferred tax assets related to revaluation) | | |
| Land | 226 | 212 |



2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason

For fiscal year under review, the difference between the effective statutory tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting was below 5% of the effective statutory tax rate. Accordingly, related notes were omitted.

| | Previous Fiscal Year |
|---|---|
| Statutory effective tax rate | 40.7% |
| (Adjustment) | |
| Items like entertainment expenses permanently excluded from expenses | 0.6% |
| Difference from foreign tax rates | (3.5%) |
| Net loss | 1.0% |
| Special corporate tax deduction such as research expenses | (1.0%) |
| Retained profit | 0.7% |
| Others | (1.3%) |
| Applicable corporate tax rate after the adoption of the tax effect accounting | 37.2% |

## (Consolidated Statement of Cash Flows)

(Millions of Yen)

1. Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and the amount of items listed on the consolidated balance sheet:

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Cash and deposits | 67,812 | 46,358 |
| Marketable securities | 12,743 | 11,914 |
| Total | 80,556 | 58,273 |
| Term deposits with terms exceeding three months | 163 | 9 |
| Beneficiary certificates of securities investment trust | 12,743 | 1,904 |
| Cash and cash equivalents | 67,649 | 56,359 |

2. Breakdown of major assets and liabilities of companies that have newly become subsidiaries through share acquisition
   The following is the breakdown of assets and liabilities of a subsidiary newly consolidated through share acquisition and the relationship between the acquisition cost of shares and acquisition expenditure (net amount):

| Unicharm Gulf Hygienic Industries Ltd. | Fiscal Year under Review |
|---|---|
| (As of December 31, 2004) | |
| Current assets | 3,390 |
| Fixed assets | 3,884 |
| Consolidation adjustment accounts | 2,711 |
| Current liabilities | (3,041) |
| Long-term liabilities | (832) |
| Minority interests | (1,666) |
| Acquisition cost of newly consolidated subsidiaries | 4,446 |
| Cash and cash equivalents of newly consolidated subsidiaries | (232) |
| Balance: expenditure on share acquisition of subsidiaries accompanied by change in consolidated scope | 4,214 |

## (Lease Transactions)

No entry here due to detailed disclosure on EDINET

(Consolidated Statement of Income) (Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| 1. Breakdown of main items in selling, general and administrative expenses | | |
| Sales-related transportation expense | 15,214 | 13,844 |
| Sales promotion expense | 27,688 | 24,309 |
| Advertising expense | 9,002 | 10,218 |
| Employees' salaries and bonus | 9,775 | 8,763 |
| Amount newly positioned as provision for employees' bonus | 1,421 | 1,495 |
| Amount newly positioned as provision for severance benefits | 950 | 1,037 |
| Amount newly positioned as provision for directors' severance bonus | 47 | 59 |
| Depreciation expense | 1,444 | 1,754 |
| 2. Total amount of research and development expenses | | |
| Research and development expenses included in general and administrative expenses | 4,018 | 3,746 |
| 3. Breakdown of gains on sales of fixed assets | | |
| Buildings and other structures | 2 | 1,110 |
| Land | 23 | 78 |
| Others | | 6 |
| 4. Breakdown of loss on disposal of fixed assets | | |
| Loss on retirement of fixed assets | | |
| Buildings and other structures | 118 | 26 |
| Machinery, equipment and vehicles | 626 | 432 |
| Removal cost | 98 | 40 |
| Others | 71 | 127 |
| Loss on sale of fixed assets | | |
| Buildings and other structures | | 594 |
| Land | 16 | 321 |
| Other | 3 | 13 |



5. Provision for severance benefits
Uni.Charm Mölnlycke B.V. has changed its basis of accounting from Dutch Accounting Standards to International Accounting Standards since the beginning of the fiscal year under review. Following this change, the Company recorded provision for severance benefits of ¥250 million in extraordinary losses.

6. Impairment loss
The Unicharm Group reported impairment losses for the following asset groups:

| Location | Asset type | Impairment loss (Millions of Yen) |
|---|---|---|
| Minato-ku, Tokyo | Software | 281 |

The software in question was introduced to streamline business management of the Group, but the Company reviewed its profitability at the end of the fiscal year under review as it had become necessary to revise the original introduction plan.

As a result, future cash flows fell below the book value of investment. Consequently, the Company reduced the book value to the recoverable value, and recorded the reduced amount of ¥281 million as impairment losses in extraordinary losses.

Recoverable value was determined based on the utility value and calculated by applying a discount rate of 4.3% on future cash flows.

## Notes

(Consolidated Balance Sheet)

(Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| 1. Pledged assets<br>The following assets are put up as pledged assets:<br>Investment securities (deposited as security to the real estate business) | - | 9 |
| 2. The following is related to affiliates.<br>Investment securities (stocks) | 81 | 396 |
| 3. Accumulated depreciation on tangible fixed assets | 111,463 | 101,178 |

4. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences as deferred tax assets related to revaluation in the assets section, and the total amount of such tax equivalents and valuation differences as land revaluation difference in the shareholders' equity section.

   Revaluation method
   Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998)

   Date of revaluation: March 31, 2001

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Difference between the market value of revalued land for business use at year-end and the book value after the revaluation | (458) | (428) |

5. The number of treasury shares of the Company
   The number of shares of the Company held by consolidated companies, non-consolidated subsidiaries subject to equity method accounting and affiliates was 3,611,190 (common stock).

6. Guarantee obligations of companies other than consolidated subsidiaries for borrowings from financial institutions

| | Fiscal Year under Review | Previous Fiscal Year |
|---|---|---|
| Clean Plaza Co-op | 194 | 164 |

investment effect is believed to occur over a longer period than the past amortization method of five years.

7 Matters related to the treatment of items for profit appropriation

Profit appropriation on the consolidated statement of retained earnings is conducted based on the rate obscured over the course of the fiscal year.

8 Scope of funds in the consolidated statement of cash flows

The funds consist of cash on hand, demand deposits and highly liquid short-term investments that are with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.

## Changes in Matters affecting the Preparation of Consolidated Financial Statements

### Changes in presentation method

(Consolidated Statement of Income)

"Reversal of allowance for doubtful accounts", which was included in "Others" of "Extraordinary profit" (¥57 million for the previous fiscal year), has been recorded separately from the beginning of the fiscal year under review because the amount exceeded 10% of total extraordinary profit.

the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen
Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.

(6) Method of treating important lease transactions
The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

(7) Important method of hedge accounting
1) Method of hedge accounting
Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.
2) Method and subject of hedging
Method of hedging　Exchange contracts
Subject of hedging　Scheduled foreign currency-denominated transactions
3) Hedging policy
For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.
4) Method of assessing effectiveness of hedging
Judgment as to the effectiveness of hedging is omitted as it is assumed that the assumed principal of the means of hedge and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

(8) Other important matters for preparation of consolidated financial statements
Accounting treatment of Consumption Tax, etc.
For accounting purposes, amounts on the consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

5　Matters related to the valuation of assets and liabilities of consolidated subsidiaries
Assets and liabilities of consolidated subsidiaries are entirely booked at market value.

6　Matters related to the amortization of consolidation adjustment accounts
The Company estimates the period that investment effect occurs individually for major items in the consolidation adjustment accounts and amortizes them evenly within a period of 20 years or less from the date of occurrence and other items in the account on the date of occurrence.

Changes in years of amortization of consolidation adjustment accounts
The Company used to amortize consolidation adjustment accounts evenly over five years in the past. Starting from the fiscal year under review, however, it has changed the method of amortization to one where the Company estimates the period that investment effect occurs individually and amortizes them evenly within the reasonable period of 20 years or less.

In view of further expansion of the business in Asia, which is a future strategic base of the Company, in December 2005 Unicharm made Gulf Hygienic Industries Ltd. in Saudi Arabia into a subsidiary through share acquisition. Taking this opportunity, the Company found it necessary to take a long-term view in reviewing the investment recovery period related to forming a business tie-up to expand the scope of business in the future and promote proactive investment activities, including the possibility of turning a company into a subsidiary. As a result, the Company determined that extending the amortization period was appropriate to reflect investment effect in earnings, given that

Products and merchandise

Stated at cost based on the periodic average method (at whichever is lower: cost or market value based on the periodic average method applicable to some of the consolidated subsidiaries)

Raw materials

Stated at cost based on the moving-average method (at cost based on the periodic average method applicable to some of the consolidated subsidiaries)

Work in process

Stated at cost based on the periodic average method

Supplies

Stated at cost based on the periodic average method

3) Derivative transactions

Stated at market value based on the market price, etc. as of fiscal closing date

(2) Method of depreciation of important depreciable assets

1) Tangible fixed assets

Mainly by declining-balance method, but for the Company and subsidiaries in Japan, straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

Standard useful years are as follows:

Buildings and other structures: 2-60 years

Machinery, equipment and vehicles: 2-20 years

2) Intangible fixed assets

By straight-line method

5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)



(3) Accounting for important deferred assets

Stock issuance costs: Expensed entirely when paid.

(4) Appropriation standard applicable to important provisions

1) Allowance for bad debts

In order to provide for losses from bad debts, the Company and subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.

2) Provision for employees' bonus

In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the fiscal year under review is appropriated.

3) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated.

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

4) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of

## Matters affecting the Preparation of Consolidated Financial Statements

1. Matters related to the scope of consolidation

All of the subsidiaries of the Company are consolidated. Number of consolidated subsidiaries: 24

Names of main subsidiaries: Unicharm Products Co., Ltd.
Unicharm PetCare Corporation
LG Unicharm Co., Ltd. (*)
United Charm Co., Ltd.
Shanghai Uni-Charm Co., Ltd.
Uni-Charm (Thailand) Co., Ltd.
Uni-Charm Consumer Products (China) Co., Ltd.
Uni. Charm Mölnlycke B.V.

Unicharm Molnlycke K.K., a former affiliate of the Company, has became a consolidated subsidiary at the beginning of the fiscal year under review because the Company acquired its additional shares.

The following company became a consolidated subsidiary because the Company acquired its shares in the fiscal year under review:

Company name: Unicharm Gulf Hygienic Industries Ltd.

* The following company was renamed in the fiscal year under review:

Former company name: Uni-Charm Co., Ltd.
New company name: LG Unicharm Co., Ltd.

2. Application of equity method

Number of affiliates to which equity method was applied: 1

Name of main affiliate: The Fun Co., Ltd.

3. Matters related to fiscal year of consolidated subsidiaries

The fiscal closing date for foreign subsidiaries (9 companies) and for the equity method investee (1 company) is December 31.

In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.

The fiscal year closing date for United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and two other companies has been changed from December 31 to March 31 since the beginning of the current consolidated fiscal year.

The Company recorded an increase in retained earnings of ¥339 million for the quarter from January 1, 2005 through March 31, 2005 (due to the change of the fiscal year closing date as described above) as an "Increase in retained earnings for change in fiscal year of consolidated subsidiaries" in the Consolidated Statement of Retained Earnings for the Fiscal Year. In addition, the Company records an increase in cash and cash equivalents of ¥371 million for the aforementioned period as "Increase in cash and cash equivalents for change in fiscal period of consolidated subsidiaries" in the Consolidated Statement of Cash Flows for the Fiscal Year.

4. Matters related to accounting standard

(1) Standard and method of valuation of important assets

1) Marketable securities

Held-to-maturity bonds

Amortized cost method (straight-line method)

Other marketable securities

Marketable securities with fair market value

Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)

Marketable securities without fair market value

To be stated at cost based on the moving-average method

2) Inventories

## (4) Consolidated Statement of Cash Flows

(Millions of Yen)

| Item \ Period | Fiscal Year under Review (April 1, 2005 - March 31, 2006) Amount | Previous Fiscal Year (April 1, 2004 - March 31, 2005) Amount |
|---|---|---|
| I Cash flows from operating activities | | |
| Income before tax and other adjustments | 28,566 | 28,597 |
| Depreciation expense | 13,062 | 12,329 |
| Gain on agency return of employees' pension fund | - | (3,886) |
| Increase (decrease) in allowance for bad debts | (453) | (123) |
| Increase (decrease) in reserve for employee severance benefits | 895 | 808 |
| Increase (decrease) in reserve for directors' severance bonus | (42) | 54 |
| Receipt of interest and dividend | (494) | (506) |
| Payment of interest | 304 | 315 |
| Gain on sales of investment securities | (853) | - |
| Gain on sales of stock of affiliates | (229) | - |
| Gain on sales of fixed assets | (25) | (1,195) |
| Loss on impairment of fixed assets | 281 | 2,247 |
| Loss on disposal of fixed assets | 935 | 1,557 |
| (Increase) decrease in trade receivables | (2,389) | (60) |
| (Increase) decrease in inventories | (1,820) | 348 |
| Increase (decrease) in trade payables | 3,442 | (2,134) |
| Increase (decrease) in other current liabilities | 2,771 | (1,044) |
| Other | (310) | (2,248) |
| Sub-total | 43,642 | 35,057 |
| Amount of interest and dividend received | 690 | 383 |
| Amount of interest paid | (251) | (266) |
| Amount of corporate tax, etc. paid | (7,192) | (14,566) |
| Cash flows from operating activities | 36,888 | 20,607 |
| II Cash flows from investing activities | | |
| Expenditure on acquisition of marketable securities | (47,558) | (1,570) |
| Income from sale and redemption of marketable securities | 40,298 | 4,102 |
| Expenditure on acquisition of tangible fixed assets | (14,120) | (13,064) |
| Income from sale of tangible fixed assets | 1,242 | 4,646 |
| Expenditure on acquisition of intangible fixed assets | (311) | (673) |
| Expenditure on acquisition of investment securities | (33,857) | (3,010) |
| Income from sale and redemption of investment securities | 34,654 | 1,015 |
| Expenditure on partial sale of stock of affiliates | 490 | - |
| Income from share acquisition of subsidiaries for change in consolidated scope | 455 | - |
| Expenditure on share acquisition of subsidiaries for change in consolidated scope | (4,214) | - |
| Income from cancellation of insurance reserve fund | 2,929 | - |
| Other | (259) | 116 |
| Cash flows from investing activities | (20,251) | (8,437) |
| III Cash flows from financing activities | | |
| Net increase in short-term bank loans | 1,688 | 1,031 |
| Income from incurrence of long-term debt | 35 | 25 |
| Expenditure on repayment of long-term debt | (258) | (253) |
| Expenditure on redemption of corporate bonds | (1,000) | - |
| Income from receipt of payment from minority shareholders | 965 | 1,255 |
| Payment for purchases of shares in subsidiaries | (132) | - |
| Expenditure on acquisition of treasury stocks | (4,980) | (15) |
| Amount of dividend paid | (2,048) | (1,927) |
| Amount of dividend paid to minority shareholders | (487) | (323) |
| Cash flows from financing activities | (6,217) | (207) |
| IV Currency translation effect on cash and cash equivalents | 499 | (37) |
| V Increase (decrease) in cash and cash equivalents | 10,918 | 11,925 |
| VI Amount of cash and cash equivalents outstanding at beginning of period | 56,359 | 44,434 |
| VII Increase in cash and cash equivalents for change in fiscal period of consolidated subsidiaries | 371 | - |
| VIII Amount of cash and cash equivalents outstanding at end of period | 67,649 | 56,359 |

## (3) Consolidated Statement of Retained Earnings

(Millions of yen)

| Item \ Period | Fiscal Year under Review (April 1, 2005 - March 31, 2006) Amount | Previous Fiscal year (April 1, 2004 - March 31, 2005) Amount |
|---|---|---|
| Capital surplus | | |
| I Capital surplus at beginning of period | 18,590 | 18,590 |
| II Capital surplus at end of period | 18,590 | 18,590 |
| Retained earnings | | |
| I Retained earnings at beginning of period | 114,411 | 101,831 |
| II Retained earnings increased | 15,847 | 16,381 |
| Net income | 15,287 | 16,381 |
| Increase in retained earnings for change in fiscal period of consolidated subsidiaries | [illegible] | - |
| Reversal of land revaluation difference | 20 | - |
| III Retained earnings decreased | 2,152 | 3,801 |
| Dividend | 2,043 | 1,927 |
| Directors' bonus | 109 | 130 |
| Reversal of land revaluation difference | - | 1,743 |
| IV Retained earnings at end of period | 128,106 | 114,411 |

## (2) Consolidated Statement of Income

(Millions of yen)

| Item \ Period | Fiscal Year under Review (April 1, 2005 - March 31, 2006) | | Previous Fiscal Year (April 1, 2004 - March 31, 2005) | | Increase/ Decrease |
|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount |
| | | % | | % | |
| I Net sales | 270,380 | 100.0 | 246,050 | 100.0 | 24,329 |
| II Cost of sales | 153,264 | 56.7 | 137,341 | 55.8 | 15,922 |
| Gross profit | 117,116 | 43.3 | 108,709 | 44.2 | 8,406 |
| III Selling, general and administrative expenses | 88,584 | 32.7 | 81,424 | 33.1 | 7,160 |
| Operating income | 28,531 | 10.6 | 27,284 | 11.1 | 1,246 |
| IV Non-operating income | 1,746 | 0.6 | 1,639 | 0.7 | 106 |
| Interest received | 358 | | 331 | | 27 |
| Dividend received | 135 | | 175 | | (39) |
| Subsidy income | 216 | | 236 | | (19) |
| Gains on sales of securities | 25 | | 48 | | (23) |
| Foreign exchange gain | 517 | | 201 | | 316 |
| Other non-operating income | 491 | | 646 | | (154) |
| V Non-operating expenses | 1,496 | 0.6 | 945 | 0.4 | 550 |
| Interest paid | 304 | | 315 | | (10) |
| Sales discount | 1,021 | | 457 | | 563 |
| Other non-operating expenses | 169 | | 173 | | (3) |
| Ordinary income | 28,781 | 10.6 | 27,978 | 11.4 | 802 |
| VI Extraordinary profit | 1,504 | 0.6 | 5,627 | 2.3 | (4,123) |
| Gains on sales of fixed assets | 25 | | 1,195 | | (1,169) |
| Gains on sales of investment securities | 853 | | | | 853 |
| Gains on sales of stock of affiliates | 229 | | - | | 229 |
| Income from welfare pension fund government refund | - | | 3,886 | | (3,886) |
| Gains on transfer of allowance for bad debts | 213 | | - | | 213 |
| Other extraordinary profit | 181 | | 545 | | (364) |
| VII Extraordinary loss | 1,719 | 0.6 | 5,009 | 2.1 | (3,290) |
| Losses on disposal of fixed assets | 935 | | 1,557 | | (622) |
| Impairment losses | 281 | | 2,247 | | (1,966) |
| Amount allocated as provision for severance benefits | 250 | | 951 | | (700) |
| Amount allocated as allowance for bad debts | - | | 41 | | (41) |
| Valuation loss on investment securities | 3 | | 0 | | 2 |
| Loss arising from equity method movement of consolidated affiliates | 54 | | - | | 54 |
| Other extraordinary loss | 194 | | 211 | | (16) |
| Income before taxes and other adjustments | 28,566 | 10.6 | 28,597 | 11.6 | (30) |
| Corporate income tax, inhabitant tax and business tax | 11,013 | 4.1 | 7,984 | 3.2 | 3,028 |
| Adjustments on corporate income tax, etc. | 451 | 0.1 | 2,663 | 1.1 | (2,211) |
| Minority interests in net income | 1,813 | 0.7 | 1,567 | 0.6 | 246 |
| Net income | 15,287 | 5.7 | 16,381 | 6.7 | (1,094) |

(Millions of yen)

| Item / Period | Fiscal Year under Review (as of March 31, 2006) | | Previous Fiscal Year (as of March 31, 2005) | | Increase/ Decrease |
|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount |
| Liabilities | | % | | % | |
| I Current liabilities | 72,645 | 29.0 | 59,745 | 27.7 | 12,899 |
| Notes and accounts payable | 29,547 | | 23,856 | | 5,691 |
| Short-term bank loans | 8,676 | | 5,903 | | 2,773 |
| Current portion of corporate bonds | - | | 1,000 | | (1,000) |
| Accrued expenses | 20,876 | | 19,889 | | 987 |
| Accrued corporate income tax | 6,723 | | 2,846 | | 3,876 |
| Reserve for bonus payment | 3,038 | | 2,963 | | 75 |
| Other current liabilities | 3,782 | | 3,286 | | 495 |
| II Long-term liabilities | 12,223 | 4.9 | 8,776 | 4.1 | 3,446 |
| Long-term debt | 677 | | 344 | | 332 |
| Provision for severance benefits | 5,740 | | 4,845 | | 895 |
| Provision for Directors' severance bonus | 1,135 | | 1,178 | | (42) |
| Deferred tax liabilities | 2,476 | | - | | 2,476 |
| Other long-term liabilities | 2,193 | | 2,408 | | (215) |
| Total long-term liabilities | 84,868 | 33.9 | 68,522 | 31.8 | 16,346 |
| Minority interests | 14,304 | 5.7 | 9,146 | 4.3 | 5,157 |
| Shareholders' equity | | | | | |
| I Common stocks | 15,992 | 6.4 | 15,992 | 7.4 | - |
| II Additional paid-in capital | 18,590 | 7.4 | 18,590 | 8.6 | - |
| III Retained earnings | 128,106 | 51.2 | 114,411 | 53.1 | 13,695 |
| IV Land revaluation difference | (330) | (0.1) | (309) | (0.1) | (20) |
| V Unrealized gains on available-for-sale securities | 6,289 | 2.5 | 3,934 | 1.8 | 2,355 |
| VI Foreign currency translation adjustment | (362) | (0.2) | (2,799) | (1.3) | 2,437 |
| VII Treasury stocks | (17,105) | (6.8) | (12,123) | (5.6) | (4,981) |
| Total shareholders' equity | 151,182 | 60.4 | 137,696 | 63.9 | 13,485 |
| Total liabilities, minority interests and shareholders' equity | 250,355 | 100.0 | 215,365 | 100.0 | 34,989 |

# 4. Consolidated Financial Statements, etc.

(1) Consolidated Balance Sheet

(Millions of yen)

| Item / Period | Fiscal Year under Review (as of March 31, 2006) | | Previous Fiscal Year (as of March 31, 2005) | | Increase/ Decrease |
|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount |
| Assets | | % | | % | |
| I Current assets | 134,983 | 53.9 | 104,657 | 48.6 | 30,326 |
| Cash and deposits | 67,812 | | 46,358 | | 21,454 |
| Notes and accounts receivable | 33,160 | | 29,076 | | 4,084 |
| Marketable securities | 12,743 | | 11,914 | | 829 |
| Inventories | 16,176 | | 12,072 | | 4,103 |
| Deferred tax assets | 2,642 | | 2,047 | | 594 |
| Other current assets | 2,515 | | 3,314 | | (798) |
| Allowance for bad debts | (68) | | (127) | | 58 |
| II Fixed assets | 115,371 | 46.1 | 110,707 | 51.4 | 4,663 |
| 1. Tangible fixed assets | 77,110 | 30.8 | 72,798 | 33.8 | 4,312 |
| Buildings and other structures | 23,032 | | 22,361 | | 670 |
| Machinery, equipment and vehicles | 39,052 | | 38,615 | | 436 |
| Land | 10,143 | | 9,930 | | 213 |
| Construction in progress | 3,424 | | 511 | | 2,912 |
| Other tangible fixed assets | 1,458 | | 1,379 | | 78 |
| 2. Intangible fixed assets | 4,265 | 1.7 | 2,337 | 1.1 | 1,928 |
| Consolidation adjustment accounts | 2,677 | | - | | 2,677 |
| Other intangible fixed assets | 1,588 | | 2,337 | | (749) |
| 3. Investments and other assets | 33,994 | 13.6 | 35,571 | 16.5 | (1,577) |
| Investment securities | 29,599 | | 28,745 | | 854 |
| Deferred tax assets | - | | 177 | | (177) |
| Deferred tax assets related to revaluation | 226 | | 212 | | 14 |
| Other investments | 4,739 | | 7,401 | | (2,662) |
| Allowance for bad debts | (571) | | (964) | | 393 |
| Total Assets | 250,355 | 100.0 | 215,365 | 100.0 | 34,989 |

**8. Merger, alliance, business integration and divestment etc.**

The Company is always striving to pursue the maximum corporate while giving consideration to optimally effective management of its corporate resources. In the course of such efforts, the Company will not eliminate the opportunities for business merger, capital contribution, alliance with other companies, business integration and disposal, business rationalization, divestiture, etc. in our future corporate activities. Such actions are liable to affect the Company's operating results and business structure in the future.



**9. Unauthorized information disclosure**

The Company keeps much information including personal data obtained based on agreements or confidentiality contracts made with customers and suppliers, as well as internally created information. The Company has set its information security policy, established requirements for behavioral guidelines, rules and information environments necessary to realize the information security environment, and strive to educate and communicate such requirements to all regular employees and directors. But if unauthorized information leakage should occur in any manner, the Company may become legally responsible for information management, and lose credibility. , Such disclosure may affect the Company's performance.

## III Business risks

Operating results of the Company and its group companies (hereinafter called the "Company" in this section) may be significantly affected by various factors that may occur in the future. The following are the main items liable to become risk factors for the Company's business activities. Also, matters related to the future in this context represent the Company's judgments as of the year-end.

### 1. Sales environment with intense competition

The Company's main products are continually in intense competition with others in domestic and overseas markets in terms of both prices and product lines.

Since the Company's main products are characterized as consumer products, they are always subject to intense price competition. Also, peers are incessantly releasing new products.

This sales climate will be significantly affected not only by the Company's marketing efforts but also by competitors' reactions. The Company considers that its products will continuously be subject to intense competition in the markets, and such competition will further intensify in the future. These factors may affect the Company's operating results.

### 2. Change in Japan's population structure

In Japan, the number of children is decreasing, the population continues to age, and the percentage of infants and menstruating women are decreasing. Accordingly, domestic demand for baby care products and sanitary goods, the Company's core business, may decrease, and these factors may affect the Company's operating results.

### 3. Overseas business risks

At present, the Company manufactures products in Thailand, Indonesia, Taiwan, Korea, China, the Netherlands and Saudi Arabia. But, overseas business activities involve risks such as changes in prices of raw materials and demand due to the change in foreign exchange rates, regulatory changes announced by foreign governments, and economic and environmental changes. Also, socially and economically unstable situations may arise in foreign countries. These factors may affect the Company's operating results.

### 4. Price risks for raw materials

As a manufacturer, the Company faces raw material price risks. At present, the Company purchases raw materials from many outside suppliers. Particularly, the Company purchases raw materials like paper pulp from foreign suppliers, and such purchases are ordinarily based in dollars. The Company is making efforts to minimize foreign exchange risks by netting and foreign currency hedging, but raw material costs may increase due to fluctuating foreign exchange rates and market prices, and these factors may affect the Company's operating results.

### 5. Assessment of product reliability in the markets

As a manufacturer and distributor of consumer products, assessment on product quality and safety and raw materials is extremely important. Particularly, complaints or claims related to product reliability or safety may lead to rapid decreases in product sales and negatively affect the Company's performance. Since its inception, the Company has never been subjected to material claims such as for very large amounts of compensation for damages, but it cannot assume that such claims will never be made in the future. The occurrence of such an incident may affect the Company's operating results.

### 6. Protection of intellectual property rights such as patents and trademarks

The Company's intellectual property rights may be infringed in certain ways, and thus the Company may incur tremendous damage. On the other hand, the Company may unknowingly infringe on third party intellectual property rights of a third party. The occurrence of such an incident may affect the Company's operating results.

### 7. Environmental issue

As a manufacturer, the Company is required to satisfy domestic and foreign environmental standards including those for the handling and treatment of air pollutants, discharge of $CO_2$ and waste water or solid waste.

The Company considers that the current laws and regulations will not have negative effects on its performance and financial conditions, but future legal regulations may affect the Company's operating results.

(Notes)

| | |
|---|---|
| Equity ratio: | Shareholders' equity / total assets |
| Equity ratio based on market value: | Total market capitalization |
| Number of year for redemption: | Interest-bearing debt / operating cash flows |
| Interest coverage ratio: | Operating cash flows / interest payments |

*1. Each benchmark is computed on the basis of consolidated financial figures.

2. Total market capitalization is computed by multiplying the closing stock quotation as of the end of the fiscal year with the number of shares issued and outstanding (excluding treasury stocks) as of the end of the corresponding fiscal years.

3. "Operating cash flows" mean cash flows from operating activities as provided in the statement of consolidated cash flows. "Interest-bearing debt" include all of the debt reported on the consolidated balance sheets as of the end of the fiscal years on which interest is paid by the Company. "Interest payments" mean the amount of interest payment as provided in the statement of consolidated cash flows.

## II Financial Condition

1. Overview for Fiscal Year under Review

(Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year | Increase/ Decrease |
|---|---|---|---|
| Total Assets | 250,355 | 215,365 | 34,989 |
| Shareholder's Equity | 151,182 | 137,696 | 13,485 |
| Shareholder's Equity Ratio | 60.4% | 63.9% | (3.5%) |

(Millions of Yen)

| | Fiscal Year under Review | Previous Fiscal Year | Increase/ Decrease |
|---|---|---|---|
| Cash Flows from Operating Activities | 36,888 | 20,607 | 16,281 |
| Cash Flows from Investing Activities | (20,251) | (8,437) | (11,814) |
| Cash Flows from Financing Activities | (6,217) | (207) | (6,010) |
| Balance of Cash and cash Equivalents as of the End of the period | 67,649 | 56,359 | 11,290 |

Total assets for the fiscal year under review amounted to ¥250.3 billion, the combined result of an increase of ¥21.4 billion in cash from the previous year-end, and deposits and increases in notes and accounts receivable of ¥4.0 billion and inventories increases of ¥4.1 billion. Shareholders' equity increased to ¥151.1 billion mainly as a result of an increase of ¥13.4 billion in retained earnings. Consequently, equity ratio fell to 60.4%, down 3.5 percentage points from the previous fiscal year-end.



Cash flows from operating activities amounted to ¥36.8 billion, mainly as a result of income before tax and other adjustments of ¥28.5 billion, depreciation expense of ¥13.0 billion and payment of corporate tax of ¥7.1 billion.

Cash flows from investing activities decreased ¥20.2 billion. This is primarily due to expenditure of ¥14.1 billion on acquisition of tangible fixed assets, expenditure of ¥47.5 billion on acquisition of investment securities, income of ¥40.2 billion from sale and redemption of investment securities, expenditure of ¥4.2 billion on share acquisition of subsidiaries for change in consolidated scope and income of ¥2.9 billion from cancellation of insurance reserve fund.

Cash flows from financing activities decreased ¥6.2 billion due primarily to net increase in short-term bank loans of ¥1.6 billion, expenditure on redemption of corporate bonds of ¥1.0 billion, expenditure on acquisition of treasury stocks of ¥4.9 billion and dividends paid of ¥2.0 billion.

As a result, the outstanding balance of cash and cash equivalents at the end of the fiscal year under review amounted to ¥67.6 billion, up ¥11.2 billion from that of the previous year-end.

### 2. Prospect for Fiscal 2006

With respect to cash flows from operating activities, the Company expects to see an increase in income before tax and other adjustments primarily as a result of increased sales.

As to cash flows from investing activities, the Company plans to continue investing actively in capital expenditures including equipment additions to support its business expansion abroad, equipment introductions to boost new products in its core businesses, and equipment renovations to support product improvements.

Consequently, the Company expects to see the outstanding balance of cash and cash equivalents as of the end of this fiscal year-end increase year on year, and will continue to make every effort to strengthen its financial structure.

### 3. Trend of Cash flow-Related Benchmarks

| | Fiscal Year ended March 31, 2002 | Fiscal Year ended March 31, 2003 | Fiscal Year ended March 31, 2004 | Fiscal Year ended March 31, 2005 | Fiscal Year ended March 31, 2006 |
|---|---|---|---|---|---|
| Equity Ratio (%) | 58.4 | 60.2 | 59.2 | 63.9 | 60.4 |
| Equity Ratio based on fair value (%) | 136.8 | 167.3 | 158.4 | 148.5 | 150.9 |
| Number of year for debt redemption (years) | 0.4 | 0.3 | 0.2 | 0.2 | 0.2 |
| Interest coverage ratio | 70.1 | 74.5 | 124.2 | 77.2 | 73.2 |